Exhibit 19.15.10
AngloGold Ashanti Merlin deposit, Expanded Silicon project Technical Report Summary - effective date 31 December 2023
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Technical Report Summary
Merlin deposit,
Expanded Silicon project
An Initial Assessment Report

Effective date: 31 December 2023

As required by § 229.601(b)(96) of Regulation S-K as an exhibit to AngloGold Ashanti's Annual Report on Form 20-F pursuant to Subpart 229.1300 of Regulation S-K - Disclosure by Registrants Engaged in Mining Operations (§ 229.1300 through § 229.1305).
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AngloGold Ashanti Merlin deposit, Expanded Silicon project Technical Report Summary - effective date 31 December 2023
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Date and Signatures Page
This report is effective as of 31 December 2023.
The registrant (AngloGold Ashanti plc) has recognised that in preparing this report, the Qualified Person may have, when necessary, relied on information and input from others, including AngloGold Ashanti. As such, the table below lists the technical specialists who provided the relevant information and input, as necessary, to the Qualified Person to include in this Technical Report Summary. All information provided by AngloGold Ashanti has been identified in Section 25: Reliance on information provided by the registrant in this report.
The registrant confirms it has obtained the written consent of the Qualified Person to the use of the person's name, or any quotation from, or summarisation of, the Technical Report Summary in the relevant registration statement or report, and to the filing of the Technical Report Summary as an exhibit to the registration statement or report. The written consent only pertains to the particular section(s) of the Technical Report Summary prepared by the Qualified Person. The written consent has been filed together with the Technical Report Summary exhibit and will be retained for as long as AngloGold Ashanti relies on the Qualified Person’s information and supporting documentation for its current estimates regarding Mineral Resource or Mineral Reserve.
MINERAL RESOURCE QUALIFIED PERSON        Jay Olcott

Sections prepared: 1 - 25         /s/ Jay Olcott

Responsibility                        Technical Specialist
Estimation                            Greg Walker
Evaluation QA/QC                        Paul Fix
Exploration                            Paul Fix
Geological Model                        Cosmo D’Aquila
Geology QA/QC                        Paul Fix
Geotechnical Engineering                    Julian Venter
Hydrogeology                            Jonathan Gorman
Mineral Resource Classification                Mark Kent
Environmental and Permitting                Jonathan Gorman
Financial Model                        Jeff Olson
Infrastructure                            Jeff Olson
Legal                                Wayne Chancellor
Metallurgy                            Jeff Olson
Mine Planning                            Hamid Taghavi

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AngloGold Ashanti Merlin deposit, Expanded Silicon project Technical Report Summary - effective date 31 December 2023
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Consent of Qualified Person
I, Jay Olcott, in connection with the Technical Report Summary for the “Merlin deposit, Expanded Silicon project, An Initial Assessment Report” dated 31 December 2023 (the “Technical Report Summary”) as required by Item 601(b)(96) of Regulation S-K and filed as an exhibit to AngloGold Ashanti plc’s (“AngloGold Ashanti”) annual report on Form 20-F for the year ended 31 December 2023 and any amendments or supplements and/or exhibits thereto (collectively, the “Form 20-F”) pursuant to Subpart 1300 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“1300 Regulation S-K”), consent to:
▪the public filing and use of the Technical Report Summary as an exhibit to the Form 20-F;
▪the use of and reference to my name, including my status as an expert or “Qualified Person” (as defined in 1300 Regulation S-K) in connection with the Form 20-F and Technical Report Summary;
▪any extracts from, or summary of, the Technical Report Summary in the Form 20-F and the use of any information derived, summarised, quoted or referenced from the Technical Report Summary, or portions thereof, that is included or incorporated by reference into the Form 20-F; and
▪the incorporation by reference of the above items as included in the Form 20-F into AngloGold Ashanti's registration statement on Form S-8 (Registration No. 333-274681) (and any amendments or supplements thereto).

Date: 25 April 2024

/s/ Jay Olcott

Jay Olcott

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AngloGold Ashanti Merlin deposit, Expanded Silicon project Technical Report Summary - effective date 31 December 2023
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AngloGold Ashanti Merlin deposit, Expanded Silicon project Technical Report Summary - effective date 31 December 2023
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AngloGold Ashanti Merlin deposit, Expanded Silicon project Technical Report Summary - effective date 31 December 2023
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List of Figures

Map showing a portion of Beatty District mining claims. Depicted below are the locations of the Mother Lode, SNA, Secret Pass, Daisy, and Sterling deposits, together with the currently proposed open pits for the Silicon and Merlin deposits. Potential surface infrastructure locations have also been identified; these are subject to change based on continued evaluation of mineralisation within the relevant lands, potential development options, and other relevant factors. The coordinates of this area, as represented by the Merlin pit, are depicted on the map and are in the geographic coordinate system.	12
Simplified plan view of the three main structural groups at Merlin and Silicon with outlines of the current mineralisation extents, major faults, and open pit outlines	17
Plan view map of the drill hole collars within the Merlin and Silicon projects with outlines of the Mineral Resource pit designs for Silicon in blue (top outline) and Merlin in red (bottom outline).	18
NW-SE Cross-section view across the Merlin deposit, highlighting the extent of gold mineralisation and the major down-to-the-east faults	19
Graphic log of the principal stratigraphic divisions exposed in the Merlin area	20
Simplified geological map showing the locations of the Silicon and Merlin deposits relative to other deposits in the Bullfrog and Bare Mountain districts	23
Long section of the Merlin deposit, with the section line shown in Section 6.2, highlights broad mineralised zones, especially within the Bullfrog tuff. Significant intervals shown are calculated using a 0.35g/t Au cut-off, a 10m minimum sampled length, and a maximum of 10m of internal dilution, all measured downhole	25
Groundwater testing locations from Itasca reporting	27
Groundwater elevations from ion-site monitor wells and vibrating wire piezometers	28
Groundwater elevations from model transient conditions. This is a stage of modelling before the assessment of the local and regional mine dewatering impacts	30
Gold in CB-PP-01 and Preceding Samples 2020 to 2022	34
Mean relative percent difference for sample pairs (above 5 x detection limit threshold)	34
Scatter plot of gold assay sample pairs analysed at ALS versus the umpire lab, American Assay Lab in Sparks Nevada	35
2022 Merlin Bottle Roll Testing, particle size sensitivity per interval	37
Merlin plan view of estimation domains and major faulting (grid is in metres)	42
Merlin cross section view of estimation domains and major faulting along a S33E section line (A – A') Looking northeast (grid is in metres)	43
Yearly production schedule in Mt by year	45
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AngloGold Ashanti Merlin deposit, Expanded Silicon project Technical Report Summary - effective date 31 December 2023
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Proposed project layout	46
Proposed infrastructure	49

List of Tables

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1.Executive Summary
1.1Property description including mineral rights
The Merlin deposit (Merlin) within the Expanded Silicon project is an exploration stage property 100% owned by AngloGold Ashanti. Mineral Resource definition drilling at Merlin was focused on during 2023 and supported an updated Expanded Silicon project initial assessment incorporating the Silicon deposit (Silicon) and Merlin Mineral Resource areas. No Mineral Reserve is declared for Silicon and Merlin within the Expanded Silicon project.
Merlin is located approximately 12km east of the town of Beatty in Nye County, Nevada, United States of America (USA). AngloGold Ashanti holds 6,691 claims (approximately 138,000 acres) in the vicinity of Beatty. These claims cover a number of different projects and deposits, including but not limited to, the Merlin deposit. The project is within the Bare Mountains sub-district of the Bullfrog Hills-Bare Mountains district. Refer to Section 3.1 for the map showing the location, infrastructure and mining claim area for Merlin.
Silicon was first acquired by AngloGold Ashanti through an earn-in option agreement with the owners of the property at the time, Renaissance Exploration Inc. (RenGold), which was signed on 21 June 2017. The agreement gave AngloGold Ashanti an option to acquire a 100% interest in the project through payments totalling $3M to RenGold over a period of three years. This option was fully exercised on 3 June 2020, with RenGold maintaining a 1% net smelter return (NSR) on a defined area of interest. In November 2022, AngloGold Ashanti acquired the Sterling project through its acquisition of Coeur Sterling Inc. (Coeur Sterling), which largely consolidated the Silicon and Merlin land package, which is the southern end of Merlin.
In terms of permitting requirements and any encumbrances to the property controlled by AngloGold Ashanti for mining purposes, the regulatory and financial framework for the control of claims and the use of federal lands for mining purposes is well defined, well executed, supported by legal precedent, and therefore predictable. Relevant United States (U.S.) federal and Nevada state laws provide procedures through which mining enterprises can claim mining rights.
Permitting requirements, and the right to conduct mining operations on federal land, are governed by a series of federal and state regulations that require, amongst other things, a Plan of Operations (submitted to the Bureau of Land Management (BLM)), an environmental assessment, and/or environmental impact statement. The timely submission of these documents, and other applicable permit applications, once reviewed, modified and approved by the relevant federal or state agency, results in the mining company being granted the exclusive right to conduct mining operations on the specified claims consistent with its Plan of Operations and permits.
With regards to royalties, there is an underlying 2.5% NSR which applies to certain claims within the Expanded Silicon project. The royalty is divided between RenGold (1% NSR) and Altius Minerals (1.5% NSR). There are no buyback provisions. There are no royalties that are required to be paid to either the state or federal government. However, the State of Nevada imposes a tax on gross revenues deriving from mining production, which is a graduated tax ranging in value from 0.75% to 1.1%.
Exploration drilling completed at Merlin comprises 182 Reverse Circulation (RC) drill holes, 51 Diamond Drill (DD) holes and 70 RC pre-collar/diamond tail for a total of 145,962m. In addition to Mineral Resource definition drilling, detailed geological mapping at a 1:5,000 scale has been completed over a total of 58km2. Ground geophysics was carried out on the Expanded Silicon project including 1,307km of induced polarisation/resistivity, ground magnetics and gravity surveys. Geochemical sampling comprising outcrop rock chip sampling and a 2.6 x 2.3km soil survey was also carried out at various phases of the exploration programme. The drilling programme is continuing to infill and further delineate the deposit, as well as collect test work material in support of further engineering studies.
1.2Ownership
Regarding property ownership, the relevant land containing the Merlin Mineral Resource is owned by the U.S. federal government. Use of this land is administered through the U.S. Department of the Interior by the BLM. The U.S. government is required by law to administer the claims in a manner that will facilitate multiple uses of the property whenever feasible (e.g., allowing for both prospecting and recreational
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AngloGold Ashanti Merlin deposit, Expanded Silicon project Technical Report Summary - effective date 31 December 2023
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uses of BLM land). Relevant U.S. federal and Nevada state laws provide procedures through which mining enterprises can claim mining rights through what are known as unpatented mining claims.
Once initially staked in accordance with federal and state statutes, AngloGold Ashanti can maintain its claims by submitting annual maintenance fees and additional filings reflecting their intent to maintain the claim. AngloGold Ashanti's unpatented mining claims, together with certain required permits that have already been obtained or will be obtained in due course, provide it the exclusive right to explore for and produce gold and certain other valuable minerals from the lands covered by the claims. There is no expiration of AngloGold Ashanti's rights to operation on its mining claims so long as required fees and filings are made in a timely manner.
Merlin is 100% owned by AngloGold Ashanti North America Inc. (AGANA), which is wholly-owned by the registrant of this Technical Report Summary, AngloGold Ashanti plc.
1.3Geology and mineralisation
The Merlin Mineral Resource lies within the southern extension of the Walker Lane mineral belt and overlies the far-western margins of the southwestern Nevada volcanic field (SWNVF). The SWNVF comprises an overlapping complex of calderas (Timber Mountain Caldera Complex) about 30km to the east of Silicon, that developed between 11 and 15Ma. The geology of the Merlin comprises a stack of rhyolitic ignimbrite sheets, cut by complex normal faulting. Merlin is interpreted as a low sulphidation epithermal gold system.
Mineralisation occurred during multiple hydrothermal events and is interpreted to have occurred between ca. 13 and 11.6Ma associated with large scale ignimbrite events. Mineralisation at Merlin exhibits strong stratigraphic and structural controls. High-grade gold is associated with epithermal veins and vein stockworks (e.g. Lynnda Vein) and occasionally as gold grains on manganese oxide coated fractures.
A significant portion of the low to moderate grade mineralisation occurs as broad oxidised disseminated zones within silica-adularia altered Bullfrog Tuff and Tram Tuff units. Merlin mineralisation is cut off to the east by the normal displacement, east-dipping Bare Mountains Fault. Mineralisation wanes to the south where it is narrow and low grade. Additional drilling is required to define the limits of mineralisation to the west and better understand the mineralisation and fault system between Merlin and Silicon to the north.
In general, gold grades appear associated with the presence of silica-adularia alteration, veins with complex and diverse texture, and hematite/ manganese oxide staining. Two or more hydrothermal events, one related to the early formation adularia-quartz-pyrite mineralisation and a subsequent hydrothermal breccia/vein event are interpreted based on cross-cutting relationships. The oxidation profile extends to depths >500m.
1.4Status of exploration, development and operations
Merlin, a component of the Expanded Silicon project initial assessment is classified as an exploration stage property. Recent exploration successes at Merlin paused activity in 2023 at Silicon to allow Merlin to catch up with the Silicon study level and allow both to progress through a combined initial assessment. Further exploration, hydrogeological, geotechnical and metallurgical drilling are currently underway to support a Pre-Feasibility Study (PFS). Baseline environmental and archaeological surveys are also being completed to support the project.
1.5Mining methods
The Merlin deposit is a large medium-grade deposit, with a smaller high-grade core. The nature of the Merlin mineralisation lends itself to conventional large-scale open pit mining. Conventional drill and blast would be followed by conventional load and haul, using a combination of large-scale hydraulic and rope shovels, and rigid body dump trucks. The material mined would be transported to the run-of-mine (ROM) stockpile, where it would be either tipped directly into the crusher or stockpiled to be fed later.
1.6Mineral processing
Mineralised rock from the Merlin open pit will be processed in an oxide mill or on a heap leach pad with tertiary crushing. ROM will be delivered to a primary crusher located near the open pit mine. Crushed rock will be conveyed to a coarse ore stockpile that will feed higher grade material to a grinding circuit or
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AngloGold Ashanti Merlin deposit, Expanded Silicon project Technical Report Summary - effective date 31 December 2023
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lower grade material to a secondary and tertiary crushing circuit. Ground material will be processed in a conventional carbon-in-leach (CIL) circuit. Tails will be filtered and placed in a dedicated impoundment for tailings. Crushed material will be placed on a permanent heap leach pad. Loaded carbon produced from either the heap leach pad or the CIL circuit will be processed in common desorption and regeneration equipment. Gold doré will be produced in an onsite facility and sold to a third-party refinery.
1.7Mineral Resource and Mineral Reserve estimates
The Mineral Resource is classified as an Inferred Mineral Resource and supported by the successful completion and approval of an initial assessment. A PFS has not been completed and no Mineral Reserve has been defined.
The Merlin Mineral Resource is based on a $1,750/oz pit optimisation (GEOVIA Whittle™) considering costs of bulk mining with milling and heap leaching treatment to demonstrate reasonable prospects of economic extraction, based on cut-off grades to consider mining and treatment of oxide and transitional material. Sulphide Mineral Resource has been excluded.
As per AngloGold Ashanti’s Guidelines for the reporting of the Mineral Resource and Mineral Reserve (hereinafter referred to as the Guidelines for Reporting), the exclusive Mineral Resource is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.
Exclusive gold Mineral Resource

Merlin		Tonnes	Grade	Contained gold
at 31 December 2023	Category	million	g/t	tonnes	Moz
	Measured	—	—	—	—
	Indicated	—	—	—	—
	Measured & Indicated	—	—	—	—
	Inferred	283.88	0.99	281.60	9.05
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. All figures are expressed on an attributable basis unless otherwise indicated. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces.
1.All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.
2.“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
3.The Mineral Resource tonnages and grades are reported in situ.
4.Property currently in an exploration stage.
5.Based on a gold price of $1,750/oz.
6.In 2023, a metallurgical recovery factor of 94% for gold and 22% for silver was applied for mill material, and a metallurgical recovery factor of 70% for gold and 12% for silver was applied for crushed heap leach material.
7.In 2023, a cut-off grade of 0.137g/t for gold was applied to the Merlin open pit.
1.8Summary capital and operating cost estimates
Capital and operating costs were developed in support of the unit rates selected for mining and processing. These were indicative values, based on the internal references and deemed reasonable by the technical specialists involved.
1.9Permitting requirements
Regarding permitting requirements, to conduct mining operations on federal lands managed by the BLM a mine operator (AngloGold Ashanti) must submit a Plan of Operations and associated baseline study reports to the BLM for its review and approval. AngloGold Ashanti currently has a Plan of Operations and Decision Record/Finding of No Significant Impact (FONSI) issued by the BLM to conduct exploration activities on the Expanded Silicon project claim block, and a similar process and approval, albeit more detailed and complex, is required before AngloGold Ashanti may conduct mining operations. The required permits to operate a mine under Nevada state law have been compiled by the Nevada Division of Minerals (NDOM) and are available to miners on the NDOM website. The Bureau of Mining Regulation and Reclamation (BMRR), a division of NDOM, regulates mining in the state of Nevada. Any exploration, mining, milling, or other beneficiation process activity that proposes to create disturbance of five acres or greater, or that will remove in excess of 36,500 tons (33,113 tonnes) of material in any calendar year, requires a reclamation permit to be issued by BMRR. The associated bonding required by the state is calculated using a prescriptive bond estimating tool provided by the state. A number of other
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AngloGold Ashanti Merlin deposit, Expanded Silicon project Technical Report Summary - effective date 31 December 2023
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state permits may ultimately be required such as an Air Quality Operating Permit and a Water Pollution Control Permit.
1.10Conclusions and recommendations
The Merlin Mineral Resource as of 31 December 2023 is compiled in accordance with AngloGold Ashanti’s Guidelines for the Reporting of the Mineral Resource and Mineral Reserve, and following the mining property disclosure requirements set forth in Subpart 1300 of Regulation S-K (17 CFR § 229.1300) (“Regulation S-K 1300”) of the U.S. Securities and Exchange Commission (SEC). Information presented and used is according to the project stage and no significant flaws have been identified during internal peer reviews and project study steering committees.
Merlin is currently at an initial assessment stage and reflects a robust low all-in-sustaining costs (AISC) operation that shows considerable upside potential and warrants progression to a PFS level. Exploration work is ongoing, with infill drilling as well as further delineation of the deposit that is currently open in most directions.
Work is ongoing to advance the project to the PFS stage for optimisation of the current preferred operation and to investigate possible alternative processing routes and mining options. In support of advancing the project through to the PFS stage, additional drilling is planned to support an increase in the geological confidence to an Indicated Mineral Resource suitable for Mineral Reserve development, as well as completion of further metallurgical, environmental and geotechnical test work and assessment.
Whilst the information provided supports a Mineral Resource declaration, the level of study and level of drilling does not allow for a Mineral Reserve to be declared at this time.
2.Introduction
2.1Disclose registrant
The registrant is AngloGold Ashanti plc.
2.2Terms of reference and purpose for which this Technical Report Summary was prepared
This report was prepared for disclosure of a 2023 Mineral Resource for Merlin, a component of the Expanded Silicon project, based on the AngloGold Ashanti initial assessment, and considering a reasonable prospect of economic extraction at a $1,750/oz gold price.
The Technical Report Summary aims to reduce complexity and therefore does not include large amounts of technical or other project data, either in the report or as appendices to the report, as stipulated in Subpart 229.1300 and 1301, Disclosure by Registrants Engaged in Mining Operations and 229.601 (Item 601) Exhibits, and General Instructions. The Qualified Person must draft the summary to conform, to the extent practicable, with the plain English principles set forth in § 230.421. Should more detail be required they will be furnished on request.
The terms of reference follow AngloGold Ashanti’s Mineral Resource and Mineral Reserve Reporting Group Standard (hereinafter referred to as the Standard for Reporting) and the Guideline for the reporting of the Mineral Resource and Mineral Reserve (hereinafter referred to as the Guideline for Reporting), and based on public reporting requirements as per Subpart 229.1300 of Regulation S-K (Regulation S-K 1300 or 1300 Regulation S-K).
The Mineral Resource is quoted as of 31 December 2023. It is fully located within the Merlin pit, and is included in the Expanded Silicon project initial assessment.
The following should be noted in respect of this Technical Report Summary:
•This report uses the International System of Units (metric system) throughout, with metric tonnes (t) and all ounces (oz) being Troy ounces. However, where U.S. Customary System (USCS) units are presented the equivalent in metric is also provided, with U.S. short tons reported as tons (tn).
•AngloGold Ashanti, Group and Company are used interchangeably.
•Abbreviations used in this report: gold Au and silver Ag.
•The reference coordinate system used on the location of properties as well as infrastructure and licenses maps/plans are latitude longitude geographic coordinates, World Geodetic System
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AngloGold Ashanti Merlin deposit, Expanded Silicon project Technical Report Summary - effective date 31 December 2023
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(WGS84) or Zone 11 North of the Universal Transverse Mercator (UTM) projection, with the NAVD83 Geoid as height datum.
•All figures are expressed on an attributable basis unless otherwise indicated.
•Unless otherwise stated, $, USD or dollar refers to United States dollars.
•Rounding of numbers may result in computational discrepancies.
•To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage and content for gold and silver to two decimals.
2.3Sources of information and data contained in the report / used in its preparation
This report has been prepared for AngloGold Ashanti, based on the Expanded Silicon initial assessment and information provided by the technical specialists and Qualified Person.
The initial assessment assessed and demonstrated the project viability as a suitably attractive investment opportunity that meets AngloGold Ashanti's business strategy and justifies the progression of studies to a PFS. The priority for the initial assessment was to develop a fit-for-purpose initial mine design and processing solution that focuses on open pit mining with mill and heap leaching processing, which can be progressed readily towards operation. Alternative processing options were also investigated for initial evaluation and assessment, which will also support further option analysis in subsequent studies.
The Merlin deposit development work since the Silicon initial assessment was undertaken by the AngloGold Ashanti Nevada Projects team with support from members of the AngloGold Ashanti Chief Technology Office (CTO) Technical Services team. External consulting support in metallurgy, processing and engineering was provided by U.S.-based consultants Kappes, Cassidy and Associates, and RESPEC Company LLC (RESPEC).
2.4Qualified Person site inspections
The Qualified Person has verified the data being reported on and used as the basis of this Technical Report Summary by:
•Visiting the project and confirming the geology and mineralisation
•Visiting the drill hole core and RC storage areas and inspecting sampling procedures
•Reviewing drill hole core and RC/drill hole core logging procedures
•Verifying the location of drill holes in the field
•Reviewing Quality Control and Quality Assurance (QA/QC) protocols
•Reviewing quality analysis of RC/DD twin data
2.5Purpose of this report
This is first-time reporting of the Technical Report Summary for Merlin. There are no previously filed Technical Report Summaries for this project. Reporting in this Technical Report Summary supports the declaration of Mineral Resource for Merlin.
3.Property description
3.1Location of the property
Merlin is located approximately 12km east of the town of Beatty in Nye County, Nevada, U.S.A. AngloGold Ashanti holds 6,691 claims (approximately 138,000 acres) in the vicinity of Beatty. These claims cover a number of different projects and deposits, including but not limited to, the Merlin deposit.
Map showing a portion of the Beatty district mining claims. Depicted below are the locations of the Mother Lode, SNA, Secret Pass, Daisy, and Sterling deposits, together with the currently proposed open pits for the Silicon and Merlin deposits. Potential surface infrastructure locations have also been identified; these are subject to change based on continued evaluation of mineralisation within the relevant lands, potential development options, and other relevant factors. The coordinates of this area, as represented by the Merlin pit, are depicted on the map and are in the geographic coordinate system.
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AngloGold Ashanti Merlin deposit, Expanded Silicon project Technical Report Summary - effective date 31 December 2023
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Insert: Total Mining Claim Area
0
12
24 Km
Silicon
Merlin
Mother Lode
SNA
Beatty
Secret Pass
Daisy West
Daisy South
Sterling
Licences
AGA Claims
Deposit
Infrastructure
Leach Pad
Potential Infrastructure
Waste Dumps
Admin, Mill, Crusher
Leach Pad, Dry Tails, Ponds
Roads
Main
Secondary
Settlements
Towns
Insert
Insert: Total mining clam area
Map zoomed in area
N
Merlin deposit centroid co-ordinates
36°56'17"N, 116°37'54"W
0
1.25
2.5
5
Km

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AngloGold Ashanti Merlin deposit, Expanded Silicon project Technical Report Summary - effective date 31 December 2023
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The state of Nevada is considered a low risk, politically stable, well-regulated and highly rated mining jurisdiction. Mining in the U.S. has the benefit of occurring in a U.S. dollar denominated jurisdiction with low inflation and easy access to key commodity and other suppliers. The Expanded Silicon project is described in this study as an open pit mine with processing by heap leach and oxide milling methods. Open pit mining, heap leaching, and oxide milling are each well established in gold mining in the western U.S. and the state of Nevada.
3.3Legal aspects (including environmental liabilities) and permitting
The relevant lands containing the Merlin mineralisation are owned by the U.S. federal government. AngloGold Ashanti, through the claim staking/maintenance process prescribed by statute, has the right to control and use the federal lands for the purposes of prospecting, exploring, developing, and operating a mine. This use includes both surface and subsurface operations. Use is not exclusive, and certain federal claims may have easements granted by the federal government, or in some instances the federal lands may be used for purposes other than mining (e.g. off-road recreational vehicle use). In all instances, however, AngloGold Ashanti has the legal right to use the federal land (surface and subsurface), once properly permitted, for its mining activities. So long as AngloGold Ashanti maintains mining (lode and mill) claims in accordance with federal and state law, there is no expiration of AngloGold Ashanti's right to use the land for mining purposes.
AngloGold Ashanti has an approved Plan of Operations and Decision Record/FONSI with the BLM to conduct exploration activities on the Expanded Silicon claim block. Environmental baseline studies were conducted as part of the exploration Plan of Operations and these studies identify and address, among other things, historical/cultural sites of note, relevant wildlife habitats and activities, etc., all as defined by the BLM and the State of Nevada. As to future permitting, the required permits to operate a mine in Nevada have been compiled by the NDOM and are available to mining companies for integration into the permit planning process.
The data required for the various applications will be compiled during the PFS and FS phases. AngloGold Ashanti anticipates submitting technical and administratively complete applications and receiving timely approval. More specifically, after disclosing an Intent to Mine to the BLM, a Baseline Data Needs Assessment Form is compiled by the BLM to guide the needed content of the baseline studies. After review and approval of the baseline study plans by BLM, and with input from Nevada Department of Environmental Protection (NDEP), BMRR, baseline studies commence along with the development of the mining Plan of Operations. These documents are pieces necessary for the development of an Environmental Impact Statement (EIS) in support of the mining Plan of Operations.
In the case of the Merlin, AngloGold Ashanti has followed the process described above to obtain and holds unpatented mining claims covering the Merlin Mineral Resource. The U.S. government continues to hold the ultimate title to the lands subject to these claims and is required by law to administer the claims in a manner that will facilitate multiple uses of the property whenever feasible (e.g., allowing for both prospecting and recreational uses of BLM land). However, AngloGold Ashanti’s unpatented mining claims, together with certain required permits that have already been obtained or will be obtained in due course, provide it the exclusive right to explore for and produce gold and certain other valuable minerals from the lands covered by the claims.
At the present exploration stage, AngloGold Ashanti is not yet authorised to exclude third parties who wish to use the lands covered by AngloGold Ashanti’s unpatented mining claims for non-mining purposes (e.g., recreational users). This is standard practice for early-stage mining projects developed on BLM lands, and as AngloGold Ashanti progresses its operations, it will eventually seek authorisation from the BLM to erect fencing and exclude other users, regardless of their proposed use, for safety reasons. In summary, AngloGold Ashanti presently holds the exclusive rights to explore for, mine, and produce gold from the Merlin Mineral Resource (subject to acquisition of certain required permits which are not yet ready for application) by virtue of its ownership of unpatented mining claims covering the relevant lands. These rights can (and will) be maintained through AngloGold Ashanti’s continued compliance with the BLM’s annual claim maintenance requirements, including required filings and payments of annual fees. So long as AngloGold Ashanti complies with the defined processes for submitting permit applications at both the state and federal level, there are no known impediments to AngloGold Ashanti obtaining the required permits.
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There are no legal proceedings at this time that may have an influence on AngloGold Ashanti's right to prospect or mine the Merlin claims.
Government/statutory requirements are specified in well-established federal and state statutes/regulations controlling, in large part, the permitting process. A Preliminary Legal Register of all applicable federal, state and local statutes was prepared as part of the initial assessment and will be periodically updated throughout the permitting process and operations. Further, a detailed matrix of all permitting requirements was also prepared, which will be used by the project team to guide permitting activities at the local, state and federal level. The NDEP and BMRR regulates mining in the state of Nevada. Any exploration, mining, milling, or other beneficiation process activity that proposes to create disturbance of five acres or greater, or that will remove in excess of 36,500 tons (33,113 tonnes) of material in any calendar year requires a reclamation permit to be issued by the BMRR. Depending on the nature of AngloGold Ashanti operations in Nevada, a number of other state permits may ultimately be required such as an Air Quality Operating Permit and a Water Pollution Control Permit.
3.4Agreements, royalties and liabilities
With regards to royalties, there is an underlying 2.5% NSR which applies to certain claims within the Expanded Silicon project. The royalty is divided between RenGold (1% NSR) and Altius Minerals (1.5% NSR). There are no buyback provisions. There are no royalties that are required to be paid to either the state or federal government. However, the State of Nevada imposes a tax on gross revenues deriving from mining production, which is a graduated tax ranging in value from 0.75% to 1.1%.
Merlin is 100% owned by AGANA, which is wholly-owned by the registrant of this Technical Report Summary, AngloGold Ashanti plc.
Under state and federal law, AngloGold Ashanti has a reclamation/closure obligation (liability), and the liability must be secured by a bond procured by the Company. The value of the bond is prescribed by the state according to a formula specified and accepted by the state, and the value is adjusted as the project proceeds and expands its surface disturbances, from exploration through production. The state will retain the bond until all closure requirements are met by the project.
Closure planning for Merlin is conceptual at this time. The required closure content at the time of the initial application to mine will have sufficient technical detail to align with the bonding for closure. The key state element will be the cost forecasting of the closure planning. The cost estimates are determined using an industry-agency reclamation calculator that codifies and links most closure activities to standardised equipment and earth moving costs.
4.Accessibility, climate, local resources, infrastructure and physiography
Merlin is located within the Bare Mountains sub-district, of the Bullfrog Hills-Bare Mountains district, approximately 12km east of the town of Beatty in Nye County, Nevada, 110km from Pahrump and 190km from Las Vegas. Access to the project site is via 17km of unpaved road off Interstate Highway US-95, approximately 2.4km south of Beatty.
The topography at Merlin varies from low hills and desert plains to locally very steep, rocky and rugged hills. These are typically covered with sparse, low brush including creosote, four-wing saltbush, rabbit brush and ephedra. Total topographic relief is approximately 366m (1,200ft), with elevations ranging from 1,091 to 1,460m (3,580 to 4,789ft).
Average annual temperatures range from -1°C (30°F) to 37°C (98°F) and are rarely below -6°C (22°F) or above 40°C (104°F). The hot season (average daily high temperature greater than 30°C) lasts for four months (late May to late September), while the cold season (average daily low temperature less than 5°C) lasts for about four months (mid-November to mid-March). The Beatty area receives an average of 13cm of rain per year (the U.S. average is 97cm). The precipitation generally occurs in two seasons: January to March and August to October. The summer rains can be more intense (e.g. Hurricane Hilary which dropped approximately 10.2cm of rain in 36 hours).
5.History
Small-scale historical opal-cinnabar workings are scattered throughout the Expanded Silicon project area, with an inferred low total production. Ceramic-grade high-purity silica was mined from a small open
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cut and adits within acid-leached Topopah Spring Tuff at the Silicon mine between 1919 and 1929 (Kral, 1951). An area of mercury mineralisation to the immediate south and southwest of Silicon was drill tested with vertical rotary drill holes in the early 1990s. These reportedly contained local intervals of anomalous gold (Ristorcelli and Ernst, 1991). The main zone of water-table silica and advanced argillic alteration at Silicon was never drill-tested. The Merlin area was drill-tested with shallow (<500’) vertical rotary holes in the late 1980s to early 1990s. The historic drill holes did not intersect gold mineralisation due to the shallow drilling depths.
Merlin resides within the greater Bullfrog Hills - Bare Mountain district. Regionally there are bonanza quartz-adularia veins in volcanic rocks to the west (Bullfrog, YellowJacket, Mayflower), disseminated bulk tonnage gold in volcanic rocks to the northwest (North Bullfrog), and Carlin-like deposits (Mother Lode, Secret Pass, Daisy) in varying rock types to the south.
At the time of AngloGold Ashanti's entry into the Beatty region, Silicon represented a large area of extensive, high-level alteration in a region with a significant metal endowment that had received minimal modern exploration.
Coeur Sterling exploration drilling in the Crown block discovered C-Horst in 2020, which is the southern margin of Merlin in the footwall of the Bare Mountains Fault. Corvus Gold Inc. (Corvus) drilled on claims to the north of C-Horst after the C-Horst discovery in 2020 and 2021, on what Corvus called the Lynnda Strip. AngloGold Ashanti claims north of the Lynnda Strip were part of the original Silicon claim block with initial drilling at Merlin in 2021. AngloGold Ashanti now controls both C-Horst and Lynnda strip through the acquisition of Corvus in early 2022 and a land-cash transaction with Coeur Sterling in late 2022.
An initial assessment was completed in September 2021 and supported the first-time reporting of a Mineral Resource for the Silicon deposit. AngloGold Ashanti published an Inferred and Indicated Mineral Resource at Silicon, north of Merlin, (effective 31 December 2022) that contained 157.59Mt averaging 0.83g/t Au (4.22Moz Au), of which 121.56Mt at 0.87g/t Au (3.40Moz) is Indicated Mineral Resource. The Expanded Silicon project completed an initial assessment incorporating the Silicon and Merlin Mineral Resource areas during the fourth quarter of 2023, and a first-time Mineral Resource for the Merlin deposit in the Expanded Silicon project was declared as of 31 December 2023.
6.Geological setting, mineralisation and deposit
6.1Geological setting
Merlin lies immediately to the southwest of the Timber Mountain-Oasis Valley caldera complex in the SWNVF. The geology is dominated by Miocene rhyolites and related epiclastic units deposited between 11 and 15Ma. The Expanded Silicon area has been mapped at a 1:5,000 scale, supplemented by detailed logging of diamond drill holes. Stratigraphic nomenclature for Tertiary units is largely based on Carr et al. (1996) with minor revisions. A simplified graphic log of the host volcanic stratigraphy to the deposit is illustrated in Section 6.2.
The succession is dominated by pyroclastic deposits (principally ignimbrite), with minor lava domes and volcanogenic-sedimentary mass-flow deposits, and minor sedimentary facies. The oldest units encountered in drill hole core at Merlin are the sedimentary rocks of Joshua Hollow which are the oldest tertiary units in the deposit areas. Superimposed on these carbonaceous siltstones and mudstones are ignimbrites attributed to the Pioneer Formation and the Sierra Blanca Tuff, both integral components within the geological succession hosting the Sierra Blanca and Jolly Jane Mineral Resource in the Bullfrog district. The overlying Lithic Ridge Tuff is poorly-to-moderately welded, contains up to 20% intermediate and mafic lithic fragments, and displays lateral thickness variations. The domes are ascribed to the Rhyolite of Picture Rock (14Ma) and comprise glassy, spherulitic, pumiceous and flow banded lavas. The Crater Flat Group comprises widespread rhyolitic ignimbrite sheets of the Tram Tuff and overlying Bullfrog Tuff. Each unit is distinguished by mineralogy, welding intensity and lithic content.
The Crater Flat Group is overlain conformably by the Paint Brush Group, which comprises aphanitic, phenocryst-poor, densely welded rhyolitic ignimbrites erupted between 12.8 and 12.7Ma. The Claim Canyon caldera, the well constrained source of the Tiva Canyon Tuff and related Yucca Mountain Tuff, abuts the Timber Mountain caldera, approximately 5.4km to the east of Silicon.
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A thick sequence of volcanogenic sedimentary and tuffaceous sandstone facies (Owl Canyon sequence) was deposited above an angular erosional unconformity that cut down into the tilted Crater Flat Group and Paint Brush Group between 12.7 Ma and 11.62Ma. Shallowing of bedding dips stratigraphically upwards in the Owl Canyon sequence is interpreted to record progressive infilling of the extensional pull-apart basins and burial of spatially and temporally related faults.
The Expanded Silicon project area comprises of two main fault families. The first is defined by NW-SE trending sub-vertical faults e.g. Tramway-Thompson fault corridor, while the second family comprises NNE-SSW trending normal faults e.g. Merlin, Bare Mountain. While the first family dominates in the Silicon area, both families are important and interacting during the prolonged tectonic history in the Merlin deposit. The structural data collected so far indicates that the Merlin area sits within a dilational zone between two overstepping strike-slip NW-SE trending fault zones. The northern one is defined by Tramway-Thompson fault system and the southern one is visible in geophysics only being buried under younger sediments. There is also a set of late joints overprinting both fault families described above. The joints are sub-vertical with NNE-SSW orientation and have no mineral infill.
Simplified plan view of the three main structural groups at Merlin and Silicon with outlines of the current mineralisation extents, major faults, and open pit outlines
Merlin displays mineralisation styles typical for low sulphidation epithermal systems including stratigraphically controlled disseminated mineralisation and quartz vein-stockwork mineralisation. The disseminated mineralisation event at Merlin appears to pre-date a later quartz veining event based on cross-cutting relationships. Generally disseminated mineralisation is found within brittle units (e.g. glassy rhyolite flows, strongly welded crystal-rich tuffs). At the time of disseminated mineralisation, joints and fractures within the favourable units appear to have focused epithermal fluids along lateral flow paths.
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The later quartz vein-stockwork mineralisation occurs within select structures and is consistent with vertical flow paths based on epithermal vein zonation and grade distribution. Wall-rock lithology is a secondary control on the vein-style mineralisation where, again, brittle lithologies are the most favourable. Silver does occur with gold in Merlin, but primarily within quartz veining. The disseminated mineralisation is typically silver-poor. The Merlin Lynnda Vein can have silver to gold ratios of up to 10:1.
6.2Geological model and data density
The main geological focus for the Expanded Silicon project's initial assessment was the construction of a litho-structural model for the Merlin deposit. Most of the drilling in 2023 was focused within Merlin targeting the Bullfrog tuff, which is the favourable stratigraphic unit in Merlin.
Plan view map of the drill hole collars within the Merlin and Silicon projects with outlines of the Mineral Resource pit designs for Silicon in blue (top outline) and Merlin in red (bottom outline). The A-A’ section line is for the Long Section of the Merlin deposit in Section 7.4.
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The density of sampling along drill holes, in conjunction with the drill spacing, is sufficient for the supporting statements referring to the geological understanding and potential for further exploration success near the Mineral Resource. The drill hole spacing is able to support an Inferred Mineral Resource at Merlin.
The Merlin drilling programme is guided by the geological interpretation of regional-local stratigraphy and the structural offsets of the stratigraphic units, which form the baseline structural architecture of the models.
Merlin drill planning has been designed to drill a nominal 80 to 160m through the Bullfrog tuff and major structures governing mineralisation. Notably, the down-to-the-west structures emerge as primary conduits for high-grade mineralisation. These structures are offset by parallel down-to-the-east faults such as the Merlin and Bare Mountain Faults. The approach is geared towards unravelling the intricacies of these structures to enhance our understanding and optimise exploration outcomes.
NW-SE Cross-section view across the Merlin deposit, highlighting the extent of gold mineralisation and the major down-to-the-east faults.

1400
1200
1000
800
600
A
A'
Mineral Resource Pit Design
Lynda Vein W
Lynda Vein E
Merlin
Stano
Gandalf
Bare Mountains
Oxidized
Unoxidized
0
400m
N
1km
LEGEND
Stratigraphy
Tyx (Landslide Breccia)
Tmr (Rainer Mesa)
Toc (Owl Canyon)
Tp (Paintbrush Group)
Tc (Crater Flat Group)
Tlp (Picture Rock Group)
Tsb (Sierra Blanca)
Tj (Joshua Hollow)
Grade Shells
0.1g/t Au
Objects
Faults
Oxidation

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Graphic log of the principal stratigraphic divisions exposed in the Merlin area

MERLIN
Ma
0-10m
4.63-7.6
0-20m
Quaternary Cover Colluvium, alluvium, tallus & mine dumps (undivided)
Gravels of Sober-up Gulch
0-240m
Younger Debris Flow Breccia
Monomitic to polymictic boulder breccia-conglomerate.
Includes clasts of Ammonia Tanks Tuff & Rainier Mesa Tuff
Tocu
70-200m
Owl Canyon Sequence
Stratified polymictic pebbly sandstone to granular sandstone (Tocm) & non-welded pumice > lithic lapilli tuff (Tocu)
Tocm
50-195m
12.7
Tiva Canyon Tuff
Strongly welded rhyolitic (lower) to trachytic (upper) lapilli tuff
PAINT BRUSH GROUP
~40m
Yucca Mountain Tuff
Weakly welded, aphyric tuff
~12.8
~60m
Topopah Spring Tuff
Strongly welded, crystal-poor rhyolitic tuff with abundant lithophysae
~13.25
50-200m
Bullfrog Tuff
Weakly welded pumice > lithic lapilli tuff.
Basal polymictic lithic-rich pebbly sandstone-conglomerate (Tcbe; formerly Upper Pavits Spring)
Tcr
Tcbe
Propsector Pass Rhyolite
CRATER FLAT GROUP
$
~13.4
~100m
Tram Tuff
Weakly to moderately welded rhyolitic pumice lapilli tuff. Basal tuffaceous sandstone & carbonaceous siltstone locally present (Tcte; formerly Lower Pavits Spiring - Tosl)
Tcte
14
20-100m
Lithic Ridge Tuff
Rhyodacite lithic-pumice lapilli tuff
Rhyolite of Picture Rock
Dacitic to rhyolitic lavas, incl. autobreccia
up to 260m
Sierra Blanca Tuff
Moderately to strongly welded rhyodacitic pumice-crystal-lithic lapilli tuff
10-120m
Pioneer Formation
Non to weakly-welded rhyodacitic pumice-lithic lapilli tuff.
Includes lithic-rich facies with angular to subrounded clasts (polymictic). Chlorite fiamme prominant
Unassigned Tuff
$
Sedimentary Rocks of Joshua Hollow
Carbonaceous mudstone-siltstone, polymictic pebble conglomerate & tuffaceous sandstone
1/16 1/2 2 8 64 mm
LEGEND
siltstone-mudstone
tuffaceous sandstone
debris flow breccia-conglomerate
pumice-lithic pebbly sandstone
polymictic conglomerate
rhyolite: coherent & autobreccia facies
dacite: coherent & autobreccia facies
trachytic tuff
strongly welded rhyolitic/rhyodacitic tuff
moderately welded rhyolitic/rhyodacitic tuff
non welded rhyolitic/rhyodacitic tuff
lithophysae
unconformity

6.3Mineralisation
Significant minerals present at Merlin are summarised in the alteration type and assemblage table below, based primarily on thin section petrology and spectral analyses.
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Expanded Silicon project alteration types based on thin section petrology and TerraSpec® analysis (FeOx = Iron Oxide)

Alteration	Feldspar Sites	Mafic Sites	Groundmass	Assemblage	Veinlets
Silicic	quartz+/- pyrite, or chalcedony	quartz+/- pyrite, or chalcedony	quartz or chalcedony	quartz	quartz, chalcedony
Advanced argillic	alunite-kaolinite +/- pyrite	illite-pyrite-kaolinite- Feox rims +/-quartz	alunite-quartz	alunite-quartz +/- kaolinite	kaolinite, alunite
Illitic	illite-clay-quartz +/- pyrite +/- calcite	illite-pyrite-clay- Feox rims +/- quartz	quartz + clay + pyrite	quartz-illite-pyrite -smectite	quartz+/-pyrite, clay - pyrite
Argillic	clay-quartz +/- Illite	illite + quartz + Feox rims +/- chlorite	clay + quartz +/- pyrite	kaolinite + smectite + quartz +/- illite	quartz+/- pyrite
Propylitic	calcite +/- quartz +/- clay +/- chlorite	chlorite	quartz-calcite- +/-chlorite +/- hematite	calcite-chlorite- quartz	calcite +/- chlorite+/- quartz
Merlin disseminated style gold mineralisation has a strong correlation with the degree of hydrothermal alteration and lithology. The Crater Flat Group is a favourable host of both disseminated and vein-style mineralisation. The rheology of the Crater Flat Group makes it an excellent conduit for fluid flow due to brittle deformation common to crystal-rich, welded tuffs. Quartz veining and stockwork breccia are most prevalent in the southern area of Merlin with orientations subparallel to the Lynnda Vein. Logging of the diamond drill hole core indicates the Merlin deposit was subject to multiple pulses of hydrothermal fluids. Further studies are needed to determine the number of mineralising events and their relative timing. The variability in gold grades is similar between the two styles of mineralisation from 0.1g/t to greater than 100g/t.
7.Exploration
7.1Nature and extent of relevant exploration work
Exploration drilling completed at Merlin comprises 182 RC drill holes, 51 DD holes and 70 RC pre-collar/diamond tail with Corvus Gold, Inc. (Corvus Gold) and Coeur Sterling having previously completed 36 and 109 drill holes, respectively, within the southern portion of Merlin for a total of 145,961.9m.
In addition to Mineral Resource definition drilling, detailed geological mapping at 1:5,000 scale has been completed over a total of 58km2. Ground geophysics was carried out on the project including a total of 1,307km of induced polarisation/resistivity, ground magnetics and gravity surveys. Geochemical sampling comprising outcrop rock chip sampling and a 2.6 x 2.3km soil survey was also carried out at various phases of the exploration programme. The drilling programme is continuing to infill and further delineate the deposit, as well as collect test work material in support of the Expanded Silicon project PFS.
During August and September of 2017, surface geologic-structural mapping and collection of 233 rock chip geochemical samples were completed to define drill targets. Rock chip samples were collected on different alteration types at structural intersections; however, consistent geochemical halos were not defined in rock chips. The one element that did report consistently elevated values was mercury (Hg), with over 4ppm Hg in 8% of all samples.
Throughout the first quarter of 2018, a gridded 318 soil and spectral programme (200 x 400m, reducing to 200 x 200m over zones of mapped ASTER Anomalies) was completed over an area of 2.6 x 2.3km. Samples were collected and sieved down in the field to approximately 3kg passing a 1mm fraction size.
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The greater than 1mm fraction was discarded on site. Samples were then zip-tied and transported to the AngloGold Ashanti Beatty drill hole core facility and placed in rice sacks for transport to Australian Laboratory Services (ALS) Reno. A representative hand sample was also collected along the grid for hyperspectral analysis. The spectral samples were labelled with the site sample number and transported to the AngloGold Ashanti Beatty drill hole core facility for analysis.
Both rock and soil samples were analysed at ALS in Reno. Samples were prepped (ALS Code PREP-41) and sieved at less than 180 micron (80 mesh), with the laboratory retaining both fractions. The less than 180-micron sample was then split down to a 250g sample and then pulverised (ALS Code PUL-31) to 85% passing 75 microns. This material was then analysed with fire assay (ALS Code Au-ICP22) and multi-element four acid digestion with inductively coupled plasma mass spectrometry (ICP-MS) finish and low detection Hg (ALS Code ME-MS61m). The soil results indicate a very patchy zoning with low, at or near background levels, or at best, very weakly elevated values.
Spectral hand samples were analysed for all minerals (recognised in each spectrum with an abundance qualifier) using a TerraSpec® machine at the Beatty drill hole core facility. Each hand sample was read six times to collect representative samples on both weathered and fresh surfaces. The data were then exported and transferred to the AngloGold Ashanti Principal Spectral Geologist for interpretation.
During October 2018, an orientation Induced Polarisation (IP) pole-dipole survey line, ca. 1.5km in length, was completed over the drill hole core of the Silicon system by Planetary Geophysics that delineated a coincident chargeable-resistive anomaly where mineralisation had been intersected. Dipole spacing was 100m with station spacing at 50m intervals. Between February and June 2019, Planetary Geophysics collected additional gridded dipole-dipole and pole-dipole IP with a total of 48.3-line kms of data observed within a 2 x 2.5km area, in addition to completing a Ground Magnetic (GMAG) survey with a total of 1,258-line kms completed. During this same period, Magee Geophysics acquired 2,711 ground gravity stations over the Expanded Silicon claim block.
Drilling at Merlin comprises RC and Diamond Drilling. The method of drilling used is suitable for the objectives of Mineral Resource definition, using a spacing that is applicable for various Mineral Resource classification levels. All samples are based on unique sample IDs, and include other associated metadata such as sample weights, coordinates where appropriate, dates, and records of the sampler.
The size of the area covered for exploration comprises approximately 133,340 acres or about 53,961ha of land.
All non-drilling data is recorded electronically and saved in secured Microsoft® SharePoint™ folders that are backed up to the cloud.
Drill logging data was collected with GeoBank Mobile (GBM) utilising the synchronised profiles hosted through the Azure cloud until August 2023 when acQuire™ was implemented as a logging software/database. Both programmes utilise a built-in approval process which is applied and verified by the project geologist on site. This process of data approval locks records from being edited on the client side once the record has been approved. An SQL-stored procedure is executed daily to import the approved data from Azure to the AngloGold Ashanti Denver Exploration production SQL database (geological data management system).
Prior to exploration by AngloGold Ashanti, limited surface sampling and mapping work had been carried out by previous companies, including RenGold and the U.S. Geological Survey (USGS). Only drill holes drilled by AngloGold Ashanti, Corvus and Coeur Sterling were used in Mineral Resource estimation and modelling. Several historic drill holes exist on the property, but very little information in terms of geological logs or assays are available and were not used for the Mineral Resource estimate.

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Simplified geological map showing the locations of the Silicon and Merlin deposits relative to other deposits in the Bullfrog and Bare Mountain
7.2Drilling techniques and spacing
RC drilling is undertaken using a hammer (either outside return or face sampling return) or tricone bit, depending on the ground conditions. For example, conventional hammers are suited to clay-altered ground and unmineralised material above the water table (e.g. chalcedony blanket), while tricone bits (with an RC adaptor) are deployed at depths where hammer bits are ineffective due to groundwater inflows. Diamond drill hole core drilling was completed using PQ, HQ, and occasionally NQ diameter in
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cases where reducing from HQ was required due to hole conditions. All drill hole core drilling is completed with a triple tube. Early exploration holes were oriented, however, there have been issues with drill contractor’s familiarity with the method and friable ground which greatly reduced the number of reliable structural measurements collected. Mineral Resource conversion drilling in 2022 and 2023 switched to an RC pre-collar with a PQ diamond drill hole core tail above-modelled mineralisation. This change in the drilling method reduces downhole deviation and delivers a superior sample for geological logging, assaying and metallurgical work.
All drill hole core and chips are logged by AngloGold Ashanti geologists and contractors according to the Company's standard practices, which include maintaining a photographic database of all sample intervals, full geological and alteration logging, logging of sulphide and oxidised sulphide percentages, TerraSpec hyperspectral measurements and geotechnical logging (Rock-quality designation (RQD), etc.). The logging is sufficient to support appropriate Mineral Resource estimation, technical studies, mining studies and metallurgical studies.
Logging is a combination of both qualitative and quantitative data. For example, geology, stratigraphy and alteration assemblages are qualitative whereas sulphide percentages and hardness parameters (e.g. Field Estimated Strength) are semi-quantitative. All drill hole core is photographed in the drill hole core boxes and individual photographs of each 5ft (1.5m) interval in chip trays were taken.
All drill hole core and RC chips are fully logged and sampled across the project.
Exploration drilling completed at Merlin comprises 182 RC drill holes, 51 DD holes and 70 RC pre-collar/diamond tail for a total of 145,961.9m. Corvus Gold and Coeur Sterling have previously completed 36 and 109 drill holes, respectively, within the southern portion of Merlin.
Upon drill hole completion, a downhole survey is collected at 50ft (15m) intervals using gyroscopic downhole methods (north-seeking gyro or surface recording gyro). The surveys were completed by International Directional Services, LLC (IDS) or by drill crews utilising onsite Reflex Gyro SprintIQ™ tools. Survey results were quality checked in Leapfrog™ prior to import to the central database. All surveys were corrected to a 12° east magnetic declination where required (i.e. surface recording gyro data).
Details of average drill hole spacing and type in relation to Mineral Resource classification

Category	Spacing m (-x-)	Type of drilling
		Diamond	RC	Blasthole	Channel	Other
Measured	—	—	—	—	—	—
Indicated	—	—	—	—	—	—
Inferred	>80x80	Yes	Yes	—	—	—
The spacing ranges from 80m x 80m in the better-drilled southern areas to 160m x 160m in the wide-spaced drilled areas.
7.3Results
This report is not being submitted in support of the disclosure of exploration results and therefore no disclosure of drilling or sample results is provided.
All relevant drilling results in the Merlin model extents were considered in the geological model and contained in the estimation data that have been used to declare this Mineral Resource.
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7.4Locations of drill holes and other samples
The drill hole collar locations for Merlin and Silicon are shown in Section 6.2 in the “Plan view map of the drill hole collars within the Merlin and Silicon projects, with outlines of the Mineral Resource pit designs for Silicon in blue (top outline) and Merlin in red (bottom outline)” and show the extent of the drilling. The representative long section below shows the extent of the geological interpretation based on the drilling results.
Long section of the Merlin deposit, with the section line shown in Section 6.2, highlights broad mineralised zones, especially within the Bullfrog tuff. Significant intervals shown are calculated using a 0.35g/t Au cut-off, a 10m minimum sampled length, and a maximum of 10m of internal dilution, all measured downhole.
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7.5Hydrogeology
RC drilling along with lithological and structural logging of drill hole core and RC chips by the exploration programme provided the primary details on the hydrogeology until 2022. These details included saturated and unsaturated zones and a qualitative assessment of hydrogeological performance from air-lift flow rates collected every 20ft (6.1m). Supplemental data collection included water level measurements, downhole video on selected drill hole core to show structural conditions, and three-dimensional modelling (Leapfrog software) of local lithological and structural features to show conduits and constraints on groundwater movement.
Starting in 2022 and continuing through 2023 the hydrogeological field programme expanded to the installation of monitor wells and vibrating pressure transducers, packer testing of discrete lithologic intervals and localised air-lift testing (see below section for additional discussion). These programmes were designed and executed by a qualified hydrogeology consultant (Itasca International (Itasca)) following industry standard protocols. The Expanded Silicon project initial assessment includes the 2023 hydrogeology summary reports. The 2022 to 2023 testing programme and data collected are noted in the figure below.
These field programmes are compiled and analysed in on-going summaries and the final versions will be the basis of the Expanded Silicon project PFS. That report will include the numerical groundwater model that incorporates all the site-specific data collection as well as the regional data previously compiled by the USGS and other projects.
The results to date indicate the local volcanic rocks host fracture and fault dominated aquifers. Local testing (packer and air-lift) has established permeability parameters for inclusion in the groundwater modelling. The 2024 programme will entail wider-scale pump testing to validate the expanded hydrogeological parameters and quantify the aquifer responses to operational pumping rates.

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Groundwater testing locations from Itasca reporting

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Groundwater elevations from ion-site monitor wells and vibrating wire piezometers
Relative permeability conditions were assessed by the air-lift RC data collection and localised pump testing. The drill crews record flow rates (estimated and measured) after each drill rod and record notable increases in flow. Permeable and transmissive geological conduits/structures are reflected by the measurable increases in air-lift rates and by the water level responses in nearby monitor wells and vibrating wire transducers. This data is compiled in the three-dimensional geological model to understand hydrogeology patterns across the site. The hydrogeology review suggests the transmissive groundwater flow at Merlin along the fault systems and fractured zones. These zones will be part of the dewatering assessment in 2024.
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Provisional inflows to the Merlin-Silicon phased pits are estimated at less than 2500gpm. Final dewatering rates which include the regional inflows to maintain the dewatered conditions around the pits will be part of the numerical model results presented in a future PFS. These comprehensive dewatering rates are expected to be higher than the inflow rates, but will be subject to design and operational optimisation strategies to minimise the pumping.
Packer testing and air-lift testing results in 2022 to 2023 are included in a hydrogeology model and the numerical modelling. Recharge rates are incorporated into the numerical model. Water balance considerations will be managed in the numerical model when the final pit design and mine plan and the process water demands are finalised.
Inventory of in situ testing conducted by Itasca 2022 to 2023
The groundwater model for the Merlin and Silicon deposits was advanced through 2023. The MODFLOW™ model is used by the consultant to stay consistent with the regional USGS modelling efforts. Continued work through 2023 resulted in the figures below. With the final mine plan and pit designs and the larger scale pump testing results, the numerical groundwater model will provide the PFS assessment of the pit dewatering requirements and the local and regional impacts of the dewatering. As
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hydrogeological data are collected over the 2024 field programme, the model will be updated as needed for the PFS.
Groundwater elevations from model transient conditions. This is a stage of modelling before the assessment of the local and regional mine dewatering impacts.
7.6Geotechnical testing and analysis
The Merlin deposit comprises a single pit. Geotechnical logging of exploration drill hole core has been carried out according to AngloGold Ashanti's Logging Standard, with Acoustic and Optical Televiewer measurements on some drill holes. In both cases, very few of the available drill holes were outside the orebody and may not represent the rock mass conditions in the slopes.
The geotechnical data collection plan is still in the early stages of development. However, the AngloGold Ashanti Global logging system used to collect geotechnical data from the exploration drill hole core adheres to the International Society for Rock Mechanics (ISRM) guidelines.
The primary source of data, at this conceptual phase, is the geological logging and interpretation. This information is used to gain insight into the different types of lithologies, alteration and major structures in the Expanded Silicon project area. The Merlin stratigraphy comprises several tuff sequences, which has undergone varying degrees of alteration. This indicates that there will be different material types that will comprise the final excavation perimeter.
The analysis work completed for the Silicon pit includes a conceptual description of the geotechnical domains defined for the project. The process that was followed looked at synergies, or material properties considered important to excavation stability or operational considerations. From this, all the
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expected failure mechanisms and underlying hazards, that need to be considered for further data collection and design, have been identified. The conceptual work for the Merlin pit is still underway but early results indicate slightly poorer conditions than those at Silicon.
The stability of the pit will be controlled by the interplay between jointed rock masses, major structures and discrete weaker layers between the stratigraphic sequences, which itself presents an additional level of complexity through the varying strength of the tuff layers. Groundwater is expected to present as fracture flow in the main faults, and dewatering requirements are still to be assessed with synergies on process water to be explored.
The geotechnical design parameters were obtained from an empirical assessment, which builds on the geotechnical domain evaluation. The rock mass characteristics observed from the logged drill hole core, and the limited laboratory testing and inspections of the drill hole core photos were used to calculate a geological strength index (GSI) range. Merlin deposit design inter-ramp angle (IRA) was considered for rock mass strength-controlled mechanisms based on Haines and Terbrugge (1991) design charts. The Merlin slope parameters of 40.86° assumes 45° inner-bench angles along with catch benches every 160m in height. As much of the pit slopes fall outside of the zone of exploration sampling, more targeted geotechnical data is needed.
8.Sample preparation, analysis and security
8.1Sample preparation
The Mineral Resource estimation has been made based on drill hole samples only. RC and diamond drill hole core samples are analysed at an accredited laboratory for Au using a fire assay and inductively coupled plasma (ICP) finish method. Drill hole core samples are collected as half-core PQ or HQ. RC samples are 5ft (1.5m) long and diamond core samples are a nominal 5ft long or less and are sufficient for the style of mineralisation and Mineral Resource estimation being carried out. This sample interval is suitable for the objective of generating a Mineral Resource estimation, and suitable in comparison to the fine nature of gold in the mineralised system.
Physical compositing of samples has only been applied to the collection of some metallurgical samples where a large sample weight is required. Compositing of assays for Mineral Resource estimation is only carried out after individual assays are exported from the database.
Geological logging (including alteration, oxidation, and mineralisation logging) is carried out on intervals defined by the geologists handling the drill hole core to fit with observed zones. Samples collected for the assay are predominantly in 5ft (1.5m) intervals except where drill hole core loss is encountered or geotechnical logging (recovery, RQD, weathering, joint alteration, roughness and number, and field estimated strength) is carried out on intervals corresponding to run lengths.
Bulk density samples are collected approximately every 50ft (15m), with a small (10 to 15cm) solid piece of drill hole core selected for analysis. Bulk density measurements are carried out on-site using a method whereby samples are dried and coated in wax and weighed before water immersion. The sample is then weighed while submerged to allow a specific gravity value to be measured for the sample. Check specific gravity (SG) samples were analysed at ALS using the (ALS Code OA-GRA08) analytical method. The paired SG samples show a +0.3% relative bias in the analyses. This could be attributed to differences in the type of wax or waxy residue not fully removed from the SG samples.
Mineralisation at Merlin shows variable orientations, however, a clear NNE strike and moderate west dip which is observed in the higher-grade domain. Infill drilling down to a nominal 80m spacing has been designed to drill perpendicular to the mineralised trend.
Cut/sampled drill hole core is stored onsite at the Company’s laydowns in Beatty, Nevada along with coarse rejects, returned from the laboratory for both RC and drill hole core samples. Pulps are returned from the laboratory and stored at the Company warehouse in Reno, Nevada.
Drill hole core recovery is assessed based on core run lengths compared to the run intervals noted by the drilling company. Drill hole core is drilled by triple tube methods at Merlin. At Merlin, where core recovery has been difficult in mineralised fault zones, 5ft tooling has been used to improve the recovery. Low drill hole core recovery at Merlin may have resulted in sample bias and this has not been systematically assessed. RC recoveries are not assessed in any systematic way due to the nature of
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wet drilling and an inability to collect the entire sample. Procedures undertaken at the rig are sufficient to minimise the carryover between samples, including a blow back after each run and washing of the cyclone between runs. The RC drilling method may result in sample bias due to the loss of fine-grained or dense material separated while drilling or pushed out into the formation. Infill drilling since mid-2022 has been with diamond drilling, either diamond core from the surface or an RC pre-collar with a core tail above the zone of interest for Mineral Resource conversion due to the uncertainty around the quality of RC drill hole samples.
Drill hole core is cut in half, with the one half submitted for assay. Exceptions to this occurred where duplicate quarter drill hole core samples are collected, or when quarter drill hole core is sampled to retain half drill hole core for metallurgical test work. The project may transition to whole core sampling at Merlin for tighter spaced infill holes. Wet RC samples are collected for dust suppression reasons (a requirement for drilling in the U.S.) and rotary split directly from the rig cyclone. RC drilling has only been used for RC pre-collars, extension and scout drilling, and monitoring wells since mid-2022. Mineral Resource infill drilling uses diamond core or core tails.
Upon receipt at the assay laboratory, all samples are dried in an oven at a temperature of 80°C, crushed to greater than 70% passing 2mm, rotary split to 500g, and pulverised to 85% passing 75 microns.
8.2Assay method and laboratory
ALS is the sole primary assay laboratory company for the project, although several of their laboratories were used in the region due to insufficient capacity at any one laboratory. For gold analysis, ALS laboratories in Reno and Tucson were used. Multielement ICP-MS analysis was done at a regional hub, in this case by ALS Vancouver. The Reno and Vancouver labs are ISO/IEC 17025 accredited.
Routine gold analyses are carried out by ALS using the ALS method code Au-ICP22 (a 50g fire assay with an ICP atomic emission spectroscopy finish) with an additional 30g cyanide leach analysis (ALS method code Au-AA13) for any samples that reported a fire assay result greater than 0.150ppm. In cases where the fire assay result is greater than 10ppm, the sample is analysed using the ALS code Au-GRAV22 analytical method which is a fire assay with a gravimetric finish. The fire assay analysis is considered a total analysis for gold while the cyanide leach analysis is considered partial. Additional analyses for other elements are carried out using a four-acid digest and ICP-MS finish under the ALS method code ME-MS61m.
8.3Sampling governance
Drill samples are collected from the drill site at Merlin or delivered by the drilling company to the core shed in Beatty, Nevada. Samples are stored in a fenced enclosure with a locked gate before they are processed through the core shed. The drill samples are processed at the core shed according to Company standards and described in the internal Core Logging and Rig Management Procedure document. All intervals for sampling are marked up by Company and contract geologists and technicians at site, and sample tags stapled onto the boxes. Following logging and sample marking, holes are either cut using automated diamond-blade saws at the Company's facility in Beatty or sent to ALS (when the onsite core cutting facility is unable to process all the drill core).
The chain of custody for all samples is maintained by AngloGold Ashanti until the point of handover to ALS (either at site to their shipping company, or upon delivery to the laboratory by a third-party trucking company). Internal movements of samples by ALS from one laboratory to another are managed using the laboratory's internal tracking system.
All assay data is transmitted electronically, with direct imports of assay files from the laboratory into the AngloGold Ashanti database (Datashed™, acQuire). A visual inspection of assays received against expected zones of mineralisation is then carried out in Leapfrog to flag any unexpected results and ensure no transcription errors have occurred.
Visits to the ALS lab involved a walk-through of the sample receipt process, preparation stages, fire assay and ICP finish, cyanide leach tests and the reporting QA/QC process. The ALS Las Vegas sample prep lab is visited monthly and the ALS Reno fire assay lab is visited quarterly. All processes were being carried out to the expected standards of an internationally accredited laboratory, however, minor concerns were identified by AngloGold Ashanti. Examples of these minor concerns include material trap
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sites (gaps and crevasses) noted in the primary crusher, missing backplate on the crusher, and improper sampling spatulas and pulp sampling procedures used during the first audit of the new ALS sample preparation lab in Las Vegas. The lab quickly addressed any minor concerns identified during Company audits. The Las Vegas sample prep lab, as well as the ALS Reno facility, were audited by the Standards Council of Canada for ISO17025 accreditation in January 2024. Updated certificates of accreditation are expected in May 2024.
8.4Quality Control and Quality Assurance
Coarse blank and certified reference material (CRM) samples were included as part of the routine sample submissions (both for RC and drill hole core samples) to the laboratory. These samples were numbered in sequence with the primary samples and included in the relevant shipments when sent to the laboratory. Several CRMs of varying gold concentration and oxidation state were used during a drilling campaign. A CRM was inserted into the primary drill sample streams at a rate of up to one in twenty samples, depending on the drilling programme. Where possible, the CRM was selected to match the expected grade and oxidation state of the surrounding primary drill samples. For RC drilling, field duplicates are collected as a second split from the rig splitter, whereas for diamond drill hole core, duplicates are collected by quarter-coring.
Blanks were inserted at a rate of approximately one blank for every two CRM samples, and one field duplicate was inserted for every two CRM samples. The analytical QA/QC measures employed by AngloGold Ashanti during the 2020 to 2023 Merlin drill programmes are sufficient to properly monitor analytical accuracy and precision, and possible in-lab contamination.
Coarse blanks were reviewed in relation to the preceding sample assay value. Results of this analysis, showing the primary sample and subsequent coarse blank sample, reflected negligible (majority <1%) carryover in relation to any prior high-grade samples. Occasionally re-assays could not be completed due to contamination at the primary crushing stage.
Duplicates were inserted into the sample stream at 3.7% for the 2020 to 2023 drill programme. Duplicate pairs were evaluated with three distinct methods: a scatterplot showing a reduced major axis (RMA) regression, a quantile/quantile plot, and relative percent and absolute relative percent difference plots using both the max of the pair and the mean of the pair.
After removing five outliers on the scatterplot for gold and gold cyanide field duplicates, and 10 outliers on the mean relative paired difference (MRPD) plots for gold, all duplicate pairs showed good correlation across all grades. The total number of excluded outliers (15) represented 0.6% of the total field duplicate pairs for gold and silver and was not considered to be material to the modelling. A good correlation is found across all grades, with higher variance at the higher grades.
Assay data were received from ALS as digital files from which QA/QC reports were prepared for each drill hole by the database manager and sent to the senior project geologist for review. In cases where CRM assays were returned with gold values outside two standard deviations from the expected value, the CRM sample plus the 10 samples above and below the erroneous standard were re-assayed by the laboratory.
Occasionally a re-assay could not be completed due to the CRM being completely consumed by the assay process. For these rare cases, the original results were accepted. Once an assay certificate is issued for the re-assayed values, and all QA/QC samples (both Company and laboratory standards) are verified to be within acceptable limits, the re-assay values are entered into the database as final.

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Gold in CB-PP-01 and Preceding Samples 2020 to 2022. CB-PP-01 is a course (1-2’’) quartzite material sold as decorative rock for landscaping.
Mean relative percent difference (MRPD) for sample pairs (above 5 x detection limit threshold).

Field Duplicates
Nov. 2022 – Oct 2023
n = 975
MPRD
Date
225
200
175
150
125
100
75
50
25
0
-25
-50
-75
-100
-125
-150
-175
-200
-225
11/1/2022
12/31/2022
3/1/2023
4/30/2023
6/29/2023
8/28/2023
10/27/2023

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Scatter plot of gold assay sample pairs (ppm) analysed at ALS versus the umpire lab, American Assay Lab in Sparks Nevada.
8.5Qualified Person's opinion on adequacy
In the Qualified Person's opinion, the sample preparation, security, and analytical procedures at Merlin are adequate and appropriate for use in the estimation of Mineral Resource.
All analytical procedures used follow conventional industry practice and are appropriate for use in the estimation of Mineral Resource.
9.Data verification
9.1Data verification procedures
The Qualified Person has verified the data being reported on and used as the basis of this Technical Report Summary by:
•Visiting the project and confirming the geology and mineralisation
•Visiting the drill hole core and RC storage areas and inspecting sampling procedures
•Reviewing drill hole core and RC/drill hole core logging procedures
•Verifying the location of drill holes in the field
•Reviewing QA/QC protocols
•Reviewing quality analysis of RC/DD twin data
•Reviewing the quality of the RC sample and assay data
9.2Limitations on, or failure to conduct verification
There were no limitations with verifying the data that supports a Mineral Resource.
9.3Qualified Person's opinion on data adequacy
In the opinion of the Qualified Person, sample method, preparation, governance and analytical procedures as described are adequate and can be relied upon in the estimation of Mineral Resource and for the Technical Report Summary, each as described herein.
10.Mineral processing and metallurgical testing
10.1Mineral processing / metallurgical testing
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Metallurgical testing for the Merlin deposit has been completed to provide conceptual inputs for processing designs, reagent consumptions, and recoveries for milling and crushed heap leaching. Benchtop testing on intervals of half core representing the different mineralised lithologies was completed in 2022. Additional test work was completed in the C-horst section (south of the Lynnda strip) of the Merlin deposit in 2022. For physical parameters, such as crushability and permeability, it is assumed that Merlin will be similar to values determined in testing for the Silicon deposit.
Additional variability bottle roll and column leaching testing are in progress for Merlin composites.
10.2Laboratory and results
Metallurgical test work in 2022 for the C-horst column leach tests were completed at McClelland Laboratories, Inc. (MLI) located at 1016 Greg Street, Sparks Nevada, USA. MLI has met the requirements of AC89, IAS Accreditation Criteria for Testing Laboratories, and has demonstrated compliance with ISO/IEC Standard 17025:2005 (general requirements for the competence of testing and calibration laboratories). The accreditation number is TL-466.
Benchtop test work on intervals in Merlin completed in 2022 was completed at Kappes Cassiday and Associates (KCA). KCA provides engineering and testing services and has been in business since 1972. Their involvement in successful projects has ranged from testing to engineering, procurement and construction management services. They do not maintain any third-party certifications for their metallurgical testing laboratory.
Column (heap) leach cyanidation tests have not been completed for the Merlin deposit. The previous owner of the C-horst area of Merlin did complete three column leach tests on drill hole core composites crushed to 19mm. Recoveries for these tests were 54%, 76% and 83% after 80 days of leaching. Leaching was continued until 238 days for two of these tests, increasing recoveries from 76% and 83% to 81% and 90%, respectively. Column leach testing is in progress for additional drill hole core composites from the Merlin deposit.
Benchtop test work was completed on 10 half core intervals selected from mineralised lithological groups. Testing included cyanide bottle tests on interval composites after crushing or grinding to P100 sizes of 12.5mm, 1.7mm, 212µm, or 75µm. Leaching lasted 168 hours for the 12.5mm feed and 96 hours for the finer feeds. Average gold extraction for the oxide intervals, MER01 to MER08, increased with decreasing feed size and ranged from 54% with a 12.5mm feed to 96% with a 75µm feed. Gold extraction from the unoxidised intervals tested, MER09 and MER10, ranged from 0% to 4% with no significant increase after crushing or grinding finer before leaching.
Flat recovery estimates were used for the Mineral Resource estimate. Milling recoveries of 94% and 22% for gold and silver were estimated for 30 hours of CIL leaching after grinding to 106µm. Based on results from C-horst testing, completed tests for the nearby Silicon deposit, coarse, 1.7mm bottle roll tests, and preliminary testing results reviewed, heap leach recoveries of 70% for gold and 12% for silver were estimated for Merlin material after high pressure grinding rolls (HPGR) crushing to 100% passing 12.5mm.
Drill hole intervals selected for 2022 Merlin test work

Composite	Drill hole	From (ft)	To (ft)	Lithology
MER01	MD-0002	740	760	Bullfrog Tuff
MER02	MD-0007	1330	1350	Bullfrog Tuff
MER03	MDT-0007	967	986	Bullfrog Tuff
MER04	MD-0004	1080	1100	Bullfrog Tuff
MER05	MDT-0005	1115	1135	Tram Tuff
MER06	MD-0006	1095	1115	Tram Tuff
MER07	MDT-0012	2090	2110	Tram Tuff
MER08	MDT-0008	1822.4	1845	Tram Tuff
MER09	MD-0006	1625	1635	Picture Rock Rhyolite
MER10	MD-0006	1870	1890	Joshua Hollows
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2022 Merlin Bottle Roll Testing, particle size sensitivity per interval

Merlin Gold Extraction

75µm
212µm
1.7mm
12.5mm
p100, mm
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%

	12.5mm	1.7mm	212µm	75µm
MER01	57%	78%	95%	98%
MER02	45%	67%	98%	99%
MER03	67%	83%	97%	98%
MER04	50%	67%	87%	90%
MER05	81%	90%	98%	99%
MER06	50%	64%	86%	97%
MER07	49%	78%	87%	94%
MER08	33%	61%	91%	95%
MER09	0%	2%	2%	2%
MER10	4%	1%	3%	7%

Gold, % Extraction

10.3Qualified Person's opinion on data adequacy
In the opinion of the Qualified Person, the metallurgical test work data are adequate for this level of study and appropriate for use in the estimation of Mineral Resource and for the purposes of the Technical Report Summary, each as described herein. All analytical procedures used are conventional industry practice for assessment of the processing flowsheets under consideration.
11.Mineral Resource estimates
11.1Reasonable basis for establishing the prospects of economic extraction for Mineral Resource
The Mineral Resource was tested for and found to have reasonable and realistic prospects for economic extraction. Open pit optimisation for the 2023 Merlin Open Pit was completed by RESPEC.
The Merlin Mineral Resource reported herein has been constrained to reflect potential open pit extraction methods and is based on economic parameters. The Mineral Resource potential for economic extraction was determined by calculating the gross metal value (GMV) minimum for each block within the model for gold and silver for ROM and crushed material in each redox zone. The greatest total GMV of ROM or crushed processing determined how material is routed for ROM or crushed processing. The net GMV was calculated by subtracting the ROM or crushed processing costs from the total GMV.
General infrastructure, heap leach, and processing facilities were considered in the conceptual assessment of the project requirements. The proposed site layout is well suited to accommodate the infrastructure requirements, with the Crater Flat Basin selected for the mill, heap leach, adsorption-desorption-recovery (ADR) plant and other main facilities. Waste rock facilities have been identified with
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valley-fill near the potential pit with expansion potential. Potential surface infrastructure locations are subject to change based on continued evaluation of mineralisation within the relevant lands, potential development options, and other relevant factors.
A conceptual design of the access roads was completed including several options. Improvement of an existing unpaved road connected to US-95 was selected for main access.
Utilities and communications were included in the assessment. Water requirements will be drawn from the Amargosa and Crater Flats Basins, subject to permitting. Power will be drawn from the 138kV powerline that runs along US-95, accessing grid supply from the Valley Electric Association.
Regarding the parameters within which AngloGold Ashanti must operate in order to permit a mine in Nevada, the requirements are well-defined in relevant federal, state, and in limited instances local statutes and regulations. The exploration team has created both a detailed legal register and a permitting register that outline specific obligations. The legal register addresses statutory and regulatory requirements in specific areas such as mining law, employment/labour law, and environmental law. The permitting register provides a detailed checklist for the Expanded Silicon project of each permit that must be applied for/received, at both the federal and state level. The register identifies the relevant government agency, the statutes and regulations that must be followed, timelines for submissions, etc.
In addition to the federal General Mining Act of 1872, as amended, the federal regulations applicable to mining on BLM lands are generally found at 43 CFR Part 3809. The NDEP, and BMRR regulate mining in the state of Nevada. Any exploration, mining, milling, or other beneficiation process activity that AngloGold Ashanti proposes to conduct (except for very minor disturbances of less than five acres (2ha)) will require a reclamation permit to be issued by BMRR.
Depending on the nature of AngloGold Ashanti operations in Nevada, a number of other state permits may ultimately be required such as an Air Quality Operating Permit, NRS 445B.100 through 445B.640, NAC 445B.001 through 445B.3689 and a Water Pollution Control Permit, NRS 445A.300 through 445A.730, NAC 445A.350 through 445A.447. The data required for the various permit applications will be compiled during the PFS phase. AngloGold Ashanti anticipates submitting technical and administratively complete applications, consistent with federal and state guidelines, in order to receive the necessary Record of Decision and issuance of permits for mining in a timely manner consistent with the Expanded Silicon project schedule.
The development and implementation of sustainability programmes for Merlin will be guided by AngloGold Ashanti standards, current state and federal programmes and legal requirements. The state and federal programmes are well established and provide the project a clear path through the diverse stakeholder engagements (social license) and government permitting (mining license). Local community input and communication is an on-going programme.
The corporate affairs, community affairs, health, safety, environment, closure, security, and legal and commercial programmes will be managed by the AngloGold Ashanti staff with support from legal counsel and experienced technical and sustainability consultants. The unifying focus across the sustainability disciplines in the near-term is accurately mapping the issues and ensuring that project and staffing resources are aligned to address those issues and engage with stakeholders going forward.
The current amendment to the Silicon Exploration Plan of Operations updates the social and economic impact issues and environmental disciplines through the National Environmental Policy Act (NEPA) process. The multiple issues that will be compiled and analysed in the near-term by the Silicon Plan of Operations Amendment NEPA process are discussed in the report. These community, social, and environmental issues in the amendment provide advance planning and baseline data for future mine permitting and impact analysis.
The primary product from the mining and beneficiation of ore is gold doré, with silver as a by-product. It is assumed that a high purity doré bullion will be produced at the ADR Plant for commercial refining. It is assumed that the produced doré bullion will be shipped by road to a commercial refiner in the region that is accredited on the Good Delivery List of the London Bullion Market Association (LBMA). Provided the bullion meets the LBMA Good Delivery standard, it is accepted by all market participants and thus provides a ready market for sale.
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Gold and silver prices used for the Mineral Resource are Au at $1,750/oz and Ag at $21.64/oz at Merlin; these prices are determined by the registrant on an annual basis (refer to Section 25: Reliance on information provided by the registrant). The prices used are in USD and therefore do not have an exchange rate applied. For the analysis a 2.5% Royalty has been applied.
Capital and operating costs were developed to support the unit rates selected for mining and processing. These were indicative values, based on the internal references and deemed reasonable by the technical specialists involved. The capital costs were estimated to have an accuracy of between +35% and -10%. They were prepared using a combination of benchmarked, quoted, estimated and factorised information to provide a level of accuracy consistent with a conceptual level of engineering. The contingency is at 22% of the direct costs, for process and infrastructure. The mining operating cost was developed from equipment numbers, operating hours and hourly costs, including labour. The process operating cost was developed based on labour, and operating costs including reagents, power and maintenance. The operating costs are estimated as a unit cost first principal estimation with the consideration of lower operating efficiency, and as a result, the contingency is pre-built into the calculation. For mining costs, the built-in contingency is approximately ∓11%. The closure and general/administration cost estimate is based on other studies and operations of a similar size.
Identified significant risks or uncertainties in the Mineral Resource estimate can all be mitigated with further work if properly managed. Given the development stage of the project, a number of risks, uncertainties, and opportunities are evident in the confidence of the known orebody and potential for upside at Merlin and in the surrounding area. Similarly, metallurgical characteristics and variability require further investigation. Mining rate is an area of notable opportunity. Further work is required on geotechnical modelling for pit slope recommendation improvement. Also, more work is needed on ore recovery to better define the recoveries for crushed and ROM processing. Environmental and permitting risks are mainly associated with potential delays to project progression and, as such, permitting remains on the critical path.
11.2Key assumptions, parameters and methods used
No Mineral Reserve has been declared for Merlin and therefore the inclusive and exclusive Mineral Resource is equal. The Mineral Resource has been reported inside a $1,750 optimised Lerchs-Grossman open pit for Merlin.
The Mineral Resource tonnages and grades are estimated and reported in situ.
For Merlin open pit mining, with large scale rope shovels and ultra-class trucks was the method selected as most suitable to the deposit, and that delivers the highest rate of return. An optimised open pit shell, generated using geotechnical parameters from available data, was used to constrain the Mineral Resource.
The open pit shell optimisation process considered the following inputs:
•Geotechnical consideration of pit highwalls and slope angles. Due to limited availability of geotechnical data for the Merlin open pit, an overall slope angle of 40.86 degrees was used (refer to Section 7.6: Geotechnical testing and analysis).
•Gold Price $1,750/oz.
•Silver Price $21.64/oz.
•Mining rate maximum 200Mtpa.
•Mill rate maximum 12.78Mtpa.
•Heap Leach stacking rate maximum 14.6Mtpa.
•Flat metallurgical recoveries of 94% for Au and 22% for Ag was used for mill material, and metallurgical recoveries of 70% for Au and 12% for Ag used for crushed heap leach material.

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Parameters under which the Mineral Resource was generated

Description	Unit	Open pit
Ore mined	k tonnes	283,881
Waste mined	k tonnes	1,645,005
Total material mined	k tonnes	1,928,886
Stripping ratio	t:t	5.8:1
Costs
Ore mining cost	$/tonne mined	1.70
Waste mining cost	$/tonne mined	1.70
Processing cost (mill)	$/tonne treated	12.23
Processing cost (crushed heap leach)	$/tonne treated	3.88
General and Administrative cost (mill)	$/tonne treated	0.22
General and Administrative cost (crushed heap leach)	$/tonne treated	0.11
Selling cost ($/oz)	$/oz	5.00
Other Parameters
Metallurgical recovery - gold	%	70-94
Metallurgical recovery - silver	%	12-22
Slope angles	degree	40.86
Mineral Resource cut-off grade	g/t	0.137
Mineral Resource gold price	$/oz	1,750
Mineral Resource silver price	$/oz	21.64
A detailed geological interpretation was completed using Leapfrog software, integrating all geological models to include alteration, stratigraphy, structure and geochemical analyses. Gold estimation domains were constructed using the geologic modelling tool in Leapfrog and constrained using polylines. Current drill density is sufficient to support an Inferred Mineral Resource classification at Merlin (refer to Section 7.2: Drilling techniques and spacing).
Geological logging (lithological, structural, alteration, oxidation, mineralogical) is recorded on intervals defined by the geologists handling the core and RC chips to fit with observed zones. Samples collected for assay are predominantly in 5ft (1.5m) intervals except where core loss or significant geological boundaries are encountered. Geotechnical logging is carried out on intervals corresponding to run lengths (for recoveries) and otherwise on sample intervals for strength measurements.
In the context of the data provided and risks identified, there are no known geological data identified that materially impact the accuracy and reliability of the results at this level of the study.
The Mineral Resource estimate utilised the database extracted in August 2023. The dataset comprised 490 drill holes and only 362 drill holes were used in the estimate. Drilling was orientated in multiple directions, and the spacing ranged from 80m x 80m in the better-drilled southern areas to 160m x 160m in the poorly drilled areas.
Subdomains for Au and Ag were estimated using indicator kriging of higher and lower-grade populations identified through log-probability plot analysis. A combination of Ordinary Kriging (OK) and Localised Uniform Conditioning (LUC) were used to estimate Au and OK was used to estimate Ag, As, Hg, S and density variables within interpreted mineralisation domains. Isatis™ and Surpac™ geological software were used to estimate and construct the three-dimensional block model.
Drill hole data was selected within mineralised domains (estimation domains) and composited to 3m. The composited data was imported into Isatis and Supervisor™ software for statistical and geostatistical analysis. All estimation domain boundaries were treated as hard boundaries.
Experimental variograms were generated using drill hole information and directional variograms were modelled for all Au and Ag variograms. Omni-directional variograms were modelled for the arsenic (As), Hg, sulphur (S) and density. The directional variograms were aligned sub-parallel with the regional
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stratigraphy that plunges 35° towards the east. The principal planes for Au and Ag within estimation domains 3001 and 3005 plunged 35° towards 120° (refer to the figure below). The principal planes for Au and Ag within estimation domains 3501 and 3505 plunge 30° towards the west and 30° towards the north, respectively, and dynamic anisotropy was implemented for the estimation process.
Dynamic anisotropy was used to estimation domains 3501 and 3505 for Au and Ag variables. The orientation of the Lynnda Vein and the contact between the Bullfrog-Tram and Paintbrush Groups guided the dynamic anisotropy.
Variograms were modelled on data transformed to a Gaussian variable. The Gaussian variogram models were back-transformed to original units for each estimation and subdomain variable combination, and thus honouring the variability for each domain/subdomain combination. The Gaussian anamorphosis was used for the transformation, which was subsequently used for the discrete Gaussian change of support model required for Uniform Conditioning (UC).
The panel estimates used capping and distance restriction capping techniques. The distance restriction method involves using uncapped or higher-capped composites if these composites are less than the distance threshold; otherwise, a secondary capping (i.e., more traditional) is applied. The distance restriction was limited to 60m. The selected thresholds were based on inflections and discontinuities in the histograms, log probability plots, and metal quantities above thresholds.
Kriging neighbourhood analysis was conducted to optimise the search neighbourhoods. A minimum of eight and a maximum of 16 to 22 (3m composite) samples per panel were used for the first pass estimate. The minimum number of samples was reduced, and the maximum number of samples increased for the second pass searches. The search ellipse radius was based on the variogram ranges and was orientated parallel to the principal direction of the corresponding variogram.
The block size was limited to half the drill hole spacing or 40 m (X) 40 m (Y) 10 m (Z) and 80 m (X) 80 m (Y) 10 m (Z). Sub-blocks of 5 m (X) 5 m (Y) 2.5 m (Z) were used to honour the interpreted volume for both the waste and mineralised parent block dimensions.
The UC process applies a change of support correction (discrete Gaussian model) based on the composite sample distribution and variogram model, conditioned to the panel grade estimate, to predict the likely grade tonnage distribution at the selective mining unit (SMU) selectivity (10 m (X) 10 m (Y) 10 m (Z)). UC was performed within the estimation domains 3501 and 3505 only. The localisation step (LUC) was run for these domains and the resulting SMU was exported to Surpac.
The Merlin mineralisation is representative of a low sulphidation gold deposit within an extensional setting. The stratigraphic, fault and oxidation modelling was conducted by AngloGold Ashanti personnel in Leapfrog Geo. The interpretation of the estimation domains was a collaboration between AngloGold Ashanti and Cube Consulting.
A geological matrix analysis was conducted to determine the geological characteristics associated with the gold mineralisation at Merlin (Tomsett, 2023). This study and personal communications with AngloGold Ashanti personnel demonstrated mineralisation is associated with quartz-dominant veining, and the mineralisation is preferentially hosted within the Tram and Bullfrog felsic tuff units, with higher grades occurring near the Bullfrog Tam and Paintbrush contact.
Economic composites and log-probability plots (performed with Leapfrog software) were used to investigate different grade populations. The economic compositing was based on various thresholds, 10m of total internal waste and less than 3m of consecutive waste corresponding to the proposed selective mining units.
The resultant analysis defined the following selection criteria used to interpret estimation domains:
•Mineralisation is hosted within the Bullfrog-Tram Groups or near the contact between these units and the Paintbrush Group.
•A threshold of 0.1ppm Au based on economic composited not exceeding 10m of internal waste, less than 3m of consecutive interval waste and compositing is performed up and down the drill hole.
•Mineralisation is associated with quartz veining or silica alteration, but these variables were under investigation by AngloGold Ashanti and the results have not been used in the current
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domaining process. The mineralisation domains were separated into four fault block domains to ensure grades were not extrapolated across domain boundaries.
Merlin plan view of estimation domains and major faulting (grid is in metres)

4089500 N
4089250 N
4089000 N
4088750 N
4088500 N
4088250 N
4088000 N
4087750 N
4087500 N
4087250 N
4087000 N
4086750 N
4086500 N
4086250 N
4086000 N
530500 E
530750 E
531000 E
531250 E
531500 E
531750 E
532000 E
532250 E
532500 E
532750 E
533000 E
533250 E
533500 E
533750 E
534000 E
534250 E
534500 E
534750 E
A
A'
Estimation Domain 3500
(contains sub-domains 3501 and 3505)
Estimation Domain 1500
Estimation Domain 2500
N
Gandalf Fault
Merlin Fault
Bare Mountains Fault

The domains were interpreted and modelled within Leapfrog mining software using the intrusion tool based on interpreted intervals per the selection criteria mentioned above. The interpretation focuses on defining continuous mineralised volumes within the Bullfrog-Tram stratigraphic groups.
The drill holes and block model were flagged with the estimation domains, stratigraphic sequence and oxidation surfaces within Leapfrog software and exported to Surpac software.
For Merlin, the estimates were reviewed onscreen and statistically. The statistical checks involved comparing the mean of the estimate and the mean of the composited drill hole dataset for all cells, informed cells, and cells located one cell or less from a composite to determine the estimation quality of well, moderately and poorly informed panels, respectively.
Visual or onscreen validation checks were performed by reviewing the resultant block model against the composited drilling information.
The visual inspection and the statistical checks indicate the estimates are fit for purpose.
The Merlin Mineral Resource provides estimates for gold and silver, and these estimates are based on the recovered metal inside the $1,750/oz Mineral Resource open pit at incremental ore material cut-offs for mill and heap leach. Silver is a by-product of gold.
For the Merlin deposit, the elements As, Hg and S have also been estimated as deleterious elements associated with mining.
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Open pit optimisation was done using GEOVIA Whittle open pit optimisation software. The Merlin block model has block sizes of 10m x 10m x 10m. Due to the block size and the scale of selective mining unit of the planned operation, no additional ore loss or dilution was added.
Merlin cross section view of estimation domains and major faulting along a S33E section line (A – A') Looking northeast (grid is in metres)

A
A’
1750 L
1500 L
1250 L
1000 L
750 L
500 L
250 L
0 L
Estimation Domain
3500
Estimation Domain
1500
Estimation Domain
2500
Gandalf Fault
Merlin Fault
Bare Mountains Fault
531500 E
531750 E
532000 E
532250 E
532500 E
532750 E
533000 E
533250 E
533500 E

Analysis was done using the GEOVIA Whittle cash flow mode, thus no specific cut-off grade was created. Using this method material may be routed as ore with grades below the level of assay confidence. To prevent this occurrence all blocks with grades below 0.137g/t Au or Ag were set to zero recoverable grade using an if statement. Using this method, the minimum grade of material processed is 0.137g/t.
In the context of the data provided and risks identified, there are no known geological, mining, metallurgical, environmental, social, infrastructural, legal or economic factors identified to have a significant effect on the deposit at this level of study.
11.3Mineral Resource classification and uncertainty
The Merlin Mineral Resource is classified as Inferred Mineral Resource, as further drilling is required to improve the confidence in the Mineral Resource estimate. The Merlin deposit is locally drilled to an Inferred Mineral Resource classification with the remainder of the deposit unclassified (refer to Section 7.2: Drilling techniques and spacing).
Estimation domain 3500 has sufficient drill density, grade continuity, and geological continuity to be reported as an Inferred Mineral Resource.
Uncertainties that may impact the Mineral Resource:
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•There is an uncertainty in the estimate associated with potential downhole contamination of the RC drilling that could have an impact on the Mineral Resource estimates below the water table in all Mineral Resource categories.
•The uncertainty of grade variability and grade location may impact the Mineral Resource.
•While it would be reasonable to expect that the majority of Inferred Mineral Resource would upgrade to Indicated Mineral Resource with continued exploration, due to the uncertainty of Inferred Mineral Resource, it should not be assumed that such upgrading will always occur. An uncertainty associated with additional drilling to upgrade the Inferred Mineral Resource classification could potentially reduce the Mineral Resource in the future.
•The initial assessment is preliminary. It includes Inferred Mineral Resource which is too speculative geologically to have modifying factors applied to it that would enable it to be categorised as Mineral Reserve, and there is no certainty that this economic assessment will be realised.
11.4Mineral Resource summary
Exclusive gold Mineral Resource

Merlin		Tonnes	Grade	Contained gold
at 31 December 2023	Category	million	g/t	tonnes	Moz
Merlin open pit	Measured	—	—	—	—
	Indicated	—	—	—	—
	Measured & Indicated	—	—	—	—
	Inferred	283.88	0.99	281.60	9.05
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. All figures are expressed on an attributable basis unless otherwise indicated. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces.
1.All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.
2.“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
3.The Mineral Resource tonnages and grades are reported in situ.
4.Property currently in an exploration stage.
5.Based on a gold price of $1,750/oz.
6.In 2023, a metallurgical recovery factor of 94% for gold and 22% for silver was applied for mill material, and a metallurgical recovery factor of 70% for gold and 12% for silver was applied for crushed heap leach material.
7.In 2023, a cut-off grade of 0.137g/t for gold was applied to the Merlin open pit.
11.5Qualified Person's opinion
The Qualified Person is not aware of any environmental, permitting, legal, title, socioeconomic, marketing, metallurgical, taxation or other relevant factors, which could materially affect the Mineral Resource estimate.
12.Mineral Reserve estimates
Merlin is currently at an initial assessment level of study and a Mineral Reserve has not been estimated.
13.Mining methods
The mining method chosen is large-scale conventional open pit mining. This method is the most applicable to a large low-grade deposit. Conventional drill and blast will be followed by conventional load and haul, using a combination of large-scale hydraulic and rope shovel/excavator and rigid body dump trucks. The material mined will be transported to the ROM pad, where it will be either tipped directly into the crusher or stockpiled and fed at a later date.
A pit optimisation was run using GEOVIA Whittle open pit optimisation software. The resulting shell contained a total of 1,932Mt of material, 283Mt of ore material and 1,649Mt of waste material. The pit was scheduled to be mined in 14 years with target ore production of 27Mt per annum. Average mining rate 160Mt total material with 151Mt in year one to four, 192Mt material in year five through to 10, and consequently 65Mt material in year 11 through to 16. The details are shown in the figure and table below.

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Yearly production schedule in Mt by year
Yearly production schedule in Mt by year

	Unit	Yr 1	Yr 2	Yr 3	Yr 4	Yr 5	Yr 6	Yr 7	Yr 8	Yr 9	Yr 10	Yr 11	Yr 12	Yr 13	Yr 14
Ore	Mt	0.0	0.0	10.6	17.0	28.2	30.9	29.7	18.0	19.8	23.7	34.5	35.7	26.2	9.5
	g/t Au	0.0	0.3	3.1	3.3	0.9	0.9	0.7	1.2	1.2	0.7	0.5	0.5	0.6	0.6
	Moz Au	0.0	0.0	1.1	1.8	0.8	0.9	0.7	0.7	0.7	0.5	0.5	0.6	0.5	0.2
	g/t Ag	0.0	1.9	4.2	3.4	1.3	1.4	1.1	2.0	2.0	1.9	1.4	1.1	1.4	1.2
	Moz Ag	0.0	0.0	1.4	1.8	1.2	1.4	1.1	1.2	1.3	1.4	1.6	1.2	1.2	0.4
Waste	Mt	55.2	143.7	193.2	186.5	165.7	168.9	170.2	182.7	180.9	133.5	41.7	17.1	4.0	1.6
Total Mined	Mt	55.2	143.8	203.8	203.5	193.9	199.7	199.9	200.7	200.7	176.4	76.2	52.9	30.2	11.1
13.1Requirements for stripping, underground development and backfilling
Total material mined through the life of mine is 1,929Mt, of which 283Mt is ore and 1,645Mt is waste. Mine life average stripping ratio is 5.8:1. The open pit will be backfilled to the water table at the end of the mine life.
Preliminary review indicates that the Merlin rock mass is expected to be slightly weaker than that of Silicon pit with most of the lithologies near the pit shell comprising tuffs, and ash flows. It is recommended that provisionally 45° inter-ramp maximum slope angles be used for mine design including ramps and smooth pit design, an overall slope angle of 40.86° was used. From the yearly production schedule in Section 13, the first two years of mining will be a waste stripping, and first ore will be available at the end year two.
13.2Mine equipment, machinery and personnel
The mining fleet is to be made up of large-scale equipment suitable for conventional open pit mining. The project is to be run as an owner operation. The primary mining fleet are shown in the equipment list table below. Personnel requirements are estimated at 708 personnel for the mining operation.

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Equipment list

Equipment	Type	Total
Drill	Cat MD6250	8
Electric shovel	P&H 4100XPC	4
Electric shovel	P&H 2800	1
Loader	WD-1850	1
Backhoe	6.8m3	1
Truck	Cat 798AC	58
Track dozer	Cat D10T	7
Tyre dozer	RTD 844	3
Graders	Cat 18	6
Cable handler	541 HP Class	1
Water truck	20,000 gallon tank	4
Maintenance	Mechanics truck	4
Maintenance	Lube truck	2
Maintenance	Tyre truck	1
Pit pumps	1450 GPM	2
Pick up		33
Crew van	15 passenger vans	27
Crane	120t	1
Light plants		8
Shovel transformers		2
Lowboy tractor prime mover	250t	1
Lowboy trailer	150t	1
13.3Final mine outline
Proposed project layout
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528000
534000
OPEN PIT
GREENLINK ALIGNMENT
OPEN PIT
HAUL ROAD (TYPICAL)
PRIMARY CRUSHING PHASE 1 & 2
MAX EL. +1,255m (+4,117')
WASTE DUMP
MAX. EL.
+1430m (+4,692')
4086000
PROPOSED 138kV POWERLINE & FLUORSPAR CANYON ACCESS ROAD
DoD RESTRICTED AIR SPACE BOUNDARY (RESTRICTED THIS SIDE)
138kV
MILL & ADR AREA
MAX EL. +1,225m (+4,019')
ADMINISTRATION, TRUCK SHOP MAINTENANCE/WASH, READYLINE, REFUELING AREA, WAREHOUSE & YARDS
MAX. EL. +1240m (+4068')
138kV SUBSTATION
(MAX EL. +1,230m (+4,035')
FIRE/WATER TANK
MAX. EL. +1,230m (+4,035')
HEAP FINE CRUSHING AREA & GRAVEL CIRCUIT
MAX EL. +1,240m (+4,068')
FUTURE
MAX EL. +1300m (+4,265')
4080000
DRY TAILS
MAX EL. +1300m (+4,265')
LEACH PAD
MAX EL. +1280m (+4,200')
STORMWATER DIVERSION CHANNEL
WATER BOOSTER STATION #2
EL. 1088m
PROPOSED ACCESS RD & 24" WATER PIPELINE
CIC & PONDS
MAX. EL. +1,150m (+3,773')
528000
534000

NOTES:
1. ELEVATIONS ARE METER/FEET MEAN SEA LEVEL)
2. ELEVATIONS ARE FINAL ESTIMATED MAXIMUMS INCLUDING STRUCTURES WHERE PRESENT.
3. PITS AND PONDS ARE AT GRADE OR BELOW.
4. PROPOSED FEATURES WITHOUT NOTED ELEVATIONS ARE NO MORE THAN +5m (+16') ABOVE CURRENT TOPOGRAPHY.
5. REFERENCE COORDINATE SYSTEM: UTM WITH NAD83 DATUM, ZONE 11, METER; CENTRAL MERIDIAN 117D W

0 1000 2000 Meters

CONTOUR INTERVALS:
50m MAJOR
10m MINOR
OPEN PITS:
250m MAJOR
50m MINOR

DATE: 24NOV23
REV: B

PROPOSED PROJECT LAYOUT

SCALE 1:32,000

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14.Processing and recovery methods
Crushed heap leaching or milling are the most likely processing methods for the Merlin deposit.
Generally, mineralised material in the Merlin deposit is strongly oxidised. The variability in recovery found in testing appears to be related more to the particle size tested and the intensity of quartz veining. Refer to Section 10: Mineral processing/metallurgical testing for information on the metallurgical test work undertaken. Detailed gold deportment has not been completed yet to confirm that the variable recovery is due to encapsulation or by some other component.
Crushed heap leaching, and milling have been applied extensively on similar orebodies in and near the Nevada region. Notable references include the Mother Lode, Daisy, Secret Pass, Sterling, and Bullfrog mines near to the Merlin deposit that employed heap leach or milling. Oxide material mined from the Mother Lode, Daisy, and Secret Pass open pits located immediately South and East of Merlin were processed on ROM heap leach pad operated by Inter-Rock/Rayrock/Glamis between 1989 and 1997. The Sterling mine located at the southern end of the Bare Mountain mining district operated a ROM heap leach pad with ore from an underground mine. The Bullfrog mine, southwest of the Merlin Mineral Resource pit, operated a milling-cyanidation circuit. None of the process methods selected are novel and have been applied on similar deposits in the region and more widely in the mining industry.
15.Infrastructure
Merlin is located approximately 12km from the township of Beatty, 110km from Pahrump and 190km from Las Vegas. These centres offer infrastructure and services that can support the operation. The Merlin area currently has minimal infrastructure onsite, as it is currently an exploration area. However, the project area is amenable to establishing infrastructure such as site access and facilities for processing and mining activities. Nevada has several large mining operations currently in production, and as such provides access to all required major mining and processing equipment. The transport infrastructure in Nevada is very well established and maintained, and as such, there are no foreseeable issues with accessing or providing the infrastructure required for the project.
Current access to the property is by dirt road running from US Highway 95 just south of Beatty, NV, through Fluorspar Canyon to the site. The existing infrastructure is comprised of low volume wells which supply water for exploration drilling, temporary exploration roads, and drilling staging areas/laydown yards. Recently, an emergency response trailer and trained medical personnel were stationed at the Merlin laydown yard.
The figure below shows the layout of roads and the makeup water and electrical energy supply systems.
Access roads and site roads
There is an existing access road at Fluorspar Canyon that provides adequate access for exploration activities, but access will need to be significantly improved to serve a large mining project. During the 2022 PFS for the Silicon-only project, KCA conducted two extensive economic trade-off studies between eight potential site access roads from the nearby US Highway 95 to the Project site. Each potential route began from its respective location along US Highway 95 and terminated at the same area within the property boundary.
Each route was evaluated concerning surface disturbance and cost-effectiveness for bulk delivery and personnel traffic. The total drive time to and from Pahrump, NV was also evaluated for each road option.
Using the estimated cut and fill volumes, each option was evaluated on a capital and operating expense basis.
The project’s on-site roads will include the primary haulage roads and light vehicle and delivery roads that connect the crushing plant, mill, ADR and mine shop admin areas to the main Crater Flat access road that runs along the east side of the heap leach pad.
Water Supply
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Water would be supplied from new wells. The location of these wells will be determined by the water rights purchased or procured for the project. It is likely that a significant system will be needed to pump water from the well sites to the project site.
Proposed infrastructure

BEATTY
PROPOSED 138kV POWERLINE & FLUORSPAR CANYON ACCESS ROAD
HAUL ROAD (TYPICAL)
ACCESS ROADS
138kV SUBSTATION
PRIMARY FIRE/WATER TANK
24" WATERLINE BOOSTER STN 2
GREENLINK ALIGNMENT
24" WATERLINE BOOSTER STN 1
95
24" WATERLINE & NEW CRATER FLATS ACCESS ROAD ALIGNMENT
NEW 24" WATERLINE FROM AMARGOSA FLAT WELLS (APPROX. 29 km)
24" WATERLINE WATER TANK & PUMPS
0
2000
4000
Meters
CONTOUR INTERVALS:
50m MAJOR
10m MINOR

PROPOSED INFRASTRUCTURE

SCALE 1:50,000

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Provisionally, a water system has been conceptualised: raw water will be supplied to the project by two remote water wells; water distribution will include a raw/fire water storage tank; and a fire water system with both electric and diesel-powered pumps in case of power failure. Additionally, 12 pit-dewatering wells are envisioned that may provide raw water to the process or as aquifer replenishment by infiltration basins. Process make-up water will generally be added at the barren solution pump box.
The provisional cost for a raw water supply system comprised of a 21km pipeline with booster stations (three each) from an assumed well field near Highway 95 to the onsite head tank has been estimated.
The pit dewatering assumes 12 water wells for Merlin pit, with 150hp, for a total of 3,600hp in the total site power estimates. Excess water not consumed by operations is assumed to discharge into infiltration basins.
The raw / fire water storage tank will provide fire protection with hydrants at all areas of the project site. Electrical and control rooms will be equipped with dry-type fire extinguishers.
Power
The project area is within the service area for the Valley Electric Association (VEA). Power is expected to be provided by a new transmission line interconnected at VEA’s Beatty substation. VEA are the owners and administrators of the local powerlines and substations. The Project has proximity to VEA’s Beatty substation. VEA has assured AGANA that power supply for the proposed project is feasible and achievable through VEA. VEA is a co-operative and has a protected service area that includes the project area.
VEA currently operates an existing 138kV overhead powerline which runs along US Highway 95 to the west of the Project. The line is fed from Pahrump, and is connected to the Beatty substation, which is located approximately 15km to the southwest of the site.
Electrical power for the Project will be supplied via a new 138kV overhead service line interconnected at the Beatty substation. The 138kV line will be approximately 17km long and will generally follow the Crowell North Road, assuming applicable rights of way can be obtained from the BLM. Based on preliminary discussions with VEA, the 138kV line will satisfy all the project power requirements.
The Project power distribution system is based on 24.9kV distribution. The 138kV feed will be stepped down to 24.9kV at three site substations, one to house an area switchgear to serve the electric shovels in the mine, and another to serve the crushing plants, heap leach, infrastructure and dewatering pumps, and another for the mills.
There are also diesel-fired emergency back-up generators to power the pregnant and barren pumps in the event the line power is down for any reason, one 2MW generator.
Mining Infrastructure
Major mining infrastructure includes an open pit mine, connected to the process and other site infrastructure via haul roads. Additionally, a waste rock storage facility is included. Support infrastructure includes the truck maintenance shop, re-fueling area, admin offices, warehouse and laydown yards are described in subsections below. An explosive storage area is included north of the Merlin open pit. Potential mining infrastructure locations are subject to change based on continued evaluation of mineralisation within the relevant lands, potential development options, and other relevant factors.
Process Infrastructure
Major process infrastructure to support the heap leach operation includes a primary crushing area with a low-grade ROM stockpile, the fine crushing area, the heap leach pad and ponds, and the satellite adsorption circuit. The fine crushing area includes the primary crushed product stockpile, the secondary crushing and screening facility, the tertiary HPGR crushing building, and the fine crushed product stockpile. The fine crushing area is connected to the primary crushing circuit via overland conveyor.
Fine crushed product is belt agglomerated and delivered to the leach pad via overland conveyor. The heap leach pad covers a lined area of approximately 1.82km2 with a gross capacity of 207Mt. A provisional area for potential leach pad expansion is included in the preliminary site layout.
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Process solution is managed using a pregnant solution tank, a barren solution tank, a process containment pond and an event pond. The pregnant and barren solution tanks are located within the lined process containment pond. The process containment pond and event pond have capacities of 230,000m3 and 283,000m3, respectively. Precious metals are recovered from pregnant leach solution using a satellite adsorption circuit south of the process containment pond. Loaded carbon is transferred to the recovery area via truck.
Major process infrastructure to support the milling operation includes a primary crushing area with a mill-grade ROM stockpile, the milling and recovery area, and the dry stack tailings storage facility. The milling area is connected to the primary crushing circuit via overland conveyor. Primary crushed material is stockpiled in the milling area ahead of the SABC circuit.
Detoxified and dewatered tailings are delivered to the dry stack storage facility via overland conveyor. The dry stack tailings facility covers a lined area of approximately 1.6km2, with a capacity of approximately 159 million dry tonnes. A 315,000m3 seepage pond is included to collect solution run off from the dry stack tailings. Potential mining infrastructure locations are subject to change based on continued evaluation of mineralisation within the relevant lands, potential development options, and other relevant factors.
16.Market studies
The principal commodities produced at Merlin will be gold and silver, which are freely traded at prices that are widely known so that prospects for the sale of any production are virtually assured. No material contracts required for development have been drafted or issued at this time, given the early stage of the property assessment.
It is assumed that a high purity doré bullion will be produced at the ADR plant for commercial refining. It is assumed that the produced doré bullion will be shipped by road to a commercial refiner in the region, such as Asahi Refining (previously Johnson Matthey) in Salt Lake City, Utah. Selected refiners will be accredited on the Good Delivery List of the London Bullion Market Association.
17.Environmental studies, permitting plans, negotiations, or agreements with local individuals or groups
17.1Permitting
AngloGold Ashanti holds a Plan of Operations and Decision Record/FONSI with the BLM to conduct exploration activities on BLM land in southern Nye County, Nevada, USA. AngloGold Ashanti also has a Reclamation Permit with the BLM and NDEP that stipulates reclamation requirements and bonding costs.
Environmental baseline studies were conducted by consultants on behalf of AngloGold Ashanti as part of the Silicon Exploration Plan of Operations with the BLM. These studies included the analysis of environmental justice, socioeconomics, recreation, and cultural resources. A consultation with the Timbisha Shone tribe (Native American) was conducted by the BLM. Coordination between BLM and the tribe will continue. The environmental permitting process by BLM (baseline studies, EA, Decision Record/FONSI) determined that the AngloGold Ashanti exploration activities would have no impact on these resources. Environmental compliance with the current approvals is managed through site inspections and required regulatory submissions. AGANA is undertaking expanded baseline studies to increase the exploration Plan of Operations and to anticipate future mine planning. These studies are conducted following agency guidelines and input.
The BLM will coordinate with local, state, and federal agencies as part of future project exploration or mine NEPA actions Individuals and other groups will have the public comment period to submit comments, concerns, and questions on the proposed activities. These comments are reviewed by the BLM for applicability to the proposed project. Changes to the programme are made if appropriate.
An Environmental Management System (EMS) is in development and will be part of a regional programme.
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The required permits to operate a mine in Nevada have been compiled by the NDOM in Patterson (2018) and are available on the NDOM website: https://minerals.nv.gov/uploadedFiles/mineralsnvgov/content/Programs/Mining/SPL6_StAndFedPermitsRequired_Upd20180730das.pdf.
The data required for the various applications will be compiled during the PFS phase. The timelines for application submittal, agency review, and agency approval are established by agency guidance. AngloGold Ashanti anticipates submitting technically and administratively complete applications and receiving timely approval.

AGANA is undertaking expanded baseline studies to increase the exploration Plan of Operations and to anticipate future mine planning. These studies are conducted following agency guidelines and input.
Based on the baseline survey work completed since 2019 as part of exploration permitting and planned mine permitting, AGANA understands the issues and concerns with threatened and endangered species (desert tortoises and golden eagles). Mitigation measures applicable to the exploration programme are part of the exploration Record of Decision or are agreed best management practices at the project. Additional mitigation measures are expected to be developed and approved during future permitting.
17.2Requirements and plans for waste tailings disposal, site monitoring and water management
Waste rock and tailings disposal details are being studied to support a PFS. The design and geotechnical analysis of these components will be part of the mining application to the NDEP and the BLM. Site monitoring, water management and closure are included in the mining application to the NDEP and BLM. These programmes will be analysed, and the appropriate documents prepared during the PFS programme. Based on initial assessment work, no significant issues are anticipated.
The technical design criteria for these facilities in a future PFS will be aligned with best international practices and will be incorporated into the project design. The project has completed the installation of multiple groundwater monitoring wells to evaluate local water levels and the baseline water quality conditions.
17.3Socio-economic impacts
The future Merlin mine permitting process (baseline studies and EIS) will scope and analyse the detailed impacts of the mine activities such as recreation, social justice, and disparate economic impacts.
The potential material socio-economic and cultural impacts are unknown at this time and will be identified during the initial assessment and included and analysed in the baseline study. Mitigation measures will be proposed and approved in the EIS and Record of Decision.
17.4Mine closure and reclamation
Mine closure planning, bonding and permitting are managed by the State of Nevada through the NDEP. The closure plan will be prepared based on the PFS design and submitted to the NDEP (and BLM) as part of the Water Pollution Control Permit with the NDEP. The closure plan will provide provisional methodologies and details on the closure and reclamation tasks for the permitting components (e.g., heap pads, mill dismantling/demolition, waste rock facilities). The provisional closure costs are determined based on a standardised reclamation cost calculator (BLM and NDEP). These costs are the required assurance bond for the project.
17.5Qualified Person's opinion on adequacy of current plans
The baseline and permitting process with state and federal agencies is designed to adequately characterise the current conditions and the affected environment (including social and cultural resources and/or entities). All stakeholders have the opportunity to comment on the project via public scoping at the kick-off of the project and later in the process via presentations, meetings, and written and electronic submissions during comment periods.
Environmental compliance of the project is established by state and federal regulations. The submitted baselines, impact assessments, and permit applications assess the project's compliance with applicable regulations to determine adequacy. Gaps or inadequate environmental protections will require revision and resubmission of permit applications.
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The Qualified Person is not aware of any environmental, permitting, legal, title, socioeconomic, marketing, metallurgical, taxation or other relevant factors, which could materially affect the Mineral Resource estimate.
17.6Commitments to ensure local procurement and hiring
No commitments have been made to ensure local procurement and hiring at this stage. However, aligned with AngloGold Ashanti's principles and values, the Company intends to continue to build on stakeholder engagements to date, establishing successful, beneficial and sustainable relationships with stakeholders at all levels. These social partnerships, while potentially different at each level (e.g. local community, non-governmental organisations, state government, etc.) will aid in AngloGold Ashanti securing the necessary social license to operate while contributing to a sustainable future for the communities in which we are located. As part of the initial assessment, a Preliminary Project Stakeholder Engagement Plan (the Plan) was developed, and baseline studies will be conducted and integrated into the Plan during PFS.
Currently, the greater southern Nevada community (Beatty, Pahrump, Tonopah) likely has the human capital, service providers, and local industry to support ongoing project operations, with some limited caveats. An available workforce is presumed if AngloGold Ashanti considers all the surrounding communities, however, the workforce is likely not trained for mining operations so a robust training programme must be assumed. Further, current residential housing in Beatty is inadequate, but housing appears to be available in both Pahrump and Tonopah. Part of the community outreach during the PFS will be to meet with the town of Beatty leadership to discuss the extent to which the community wants an increased personnel footprint in town, and whether AngloGold Ashanti will look to house employees in Beatty or the surrounding communities. Similarly, Beatty currently does not have a grocery store and has limited opportunities for the purchase of dry goods, limited dining options, and limited temporary housing (motels, etc.). All these community shortcomings may well be resolved with an increased mining presence, and AngloGold Ashanti will be looking to assist in local business growth plans, to the extent the community sees that as favourable, and consistent with AngloGold Ashanti's operational planning, policies, standards, etc.
18.Capital and operating costs
18.1Capital and operating costs
Capital and operating costs were developed in support of the unit rates selected for mining and processing. These were indicative values, based on the internal references and deemed reasonable by the technical specialists involved. Refer to Section 11.1: Reasonable basis for establishing the prospects of economic extraction for Mineral Resource for more information on the capital and operating costs.
18.2Risk assessment
The primary objective of the risk assessment was to identify hazards with the potential to cause harm to individuals, communities or the investment opportunity with the aim of developing, implementing and evaluating risk prevention or mitigation control mechanisms. Risks were classified in terms of major areas, i.e., health and safety, geology, Mineral Resource, mining and geotechnical, geometallurgy, metallurgy, engineering and infrastructure, community and environmental, legal and regulatory, financials, project implementation and business case evaluation. The secondary objective is the provision of adequate qualitative information to be used during decision-making processes related to the project.
At this stage in the project life, there remain significant risks and opportunities in geology and the delineation of the Mineral Resource, with confidence in the known orebody based on relatively sparse drilling suitable for Inferred Mineral Resource classification and exploration upside potential. Poor diamond core recovery in mineralised zones may have an impact on sample assays and subsequently on the grade that needs to be investigated, while improving diamond core recovery in the field.
The metallurgical characteristics of the orebody require further investigation to establish optimum processing routes, including optimisation of the grind size versus recovery, as well as improved characterisation of the considerable variability in recovery responses amongst the various material types. Mining risks and opportunities include selectivity studies to determine the appropriate SMU to
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minimise ore loss and dilution, as well as opportunities in the application of mining technology to improve productivity and reduce costs. The geotechnical characterisation will require further work to test and refine current assumptions, especially given the variability in lithotypes as noted above.
Environmental and permitting risks are mainly associated with potential delays to project progression and permitting remains a critical path.
The project is highly sensitive to gold price and particularly to price increase, which has a significant impact on economic metrics.
The risk management plan for the PFS phase of work continues to align with AngloGold Ashanti’s hazard and risk management process mapping. Merlin will have a risk management process in place to manage risks to a level that is as low as reasonably practicable. This involves the establishment of context and scope, identification and understanding of the hazards, identification of unwanted events, consideration of the required controls, analysis and evaluation of the risks, treatment of the risks, and monitoring and review. Competent personnel must be involved in all steps on the process, along with adequate communication and consultation at every step. Their input to the process offers the benefit of combined knowledge, experience and creativity, as well as commitment to outcomes. Risk escalation will be prioritised and will often include a process that elevates the issue to a higher level of management to be informed of the risk, and to also provide feedback on risk acceptance. Consistently applied principles of risk, specifically communication and consultation, will support the process of not deviating, and further minimise that the risk escalation itself does not further jeopardise project outcomes.
To develop the capital costs, the competitive bid process was used to obtain budgetary quotes for mechanical and electrical equipment. For construction costs, several contractors familiar with mine site construction in Nevada have been contacted to provide unit rate costs for the construction of the site. The capital estimate is prepared with the assumption that the heavy mobile equipment fleet will be purchased outright by AGANA.
19.Economic analysis
19.1Key assumptions, parameters and methods
Gold and silver prices used for the Mineral Resource are Au at $1,750/oz and Ag at $21.64/oz; these prices are determined by the registrant on an annual basis. The prices used are in USD and therefore do not have an exchange rate applied.
For the analysis, a 2.5% royalty has been applied. This reflects the regional royalty that will be applicable. A sales tax of 7.6% was added to all owner-purchased material.
19.2Results of economic analysis
Technical and economic assessments, mine planning and scheduling were completed. The Mineral Resource currently included for Merlin represents the most current understanding of operating and sustaining costs. However, it must be noted that, unlike a Mineral Reserve, a Mineral Resource does not have demonstrated economic viability.
The results from the economic analysis show that Merlin supports potential economic viability and demonstrates reasonable and realistic prospects for economic extraction.
The current results show that Merlin is a low all-in-sustaining cost (AISC) (less than $1,000/oz) operation that shows robust cash flow over the life of the project. The current financials can be readily enhanced through several different scenarios, such as reduction in capital, early gold, reduction in early mining cost associated with optimised phase design, and short hauls, as well as achieving synergies with other exploration targets and other near-mine projects.
The initial assessment is preliminary. It includes Inferred Mineral Resource which is too speculative geologically to have modifying factors applied to it that would enable it to be categorised as Mineral Reserve, and there is no certainty that this economic assessment will be realised.

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19.3Sensitivity analysis
The project is sensitive to the Mineral Resource classification and would not be economical without including Inferred Mineral Resource in the economic evaluation.
20.Other nearby properties
At least 16 modern-day gold deposits are known from the Bare Mountains and Bullfrog Hills. Defined Mineral Resource in the greater Bare Mountains Bullfrog Hills district is controlled by two companies: AngloGold Ashanti and Augusta Gold Corp. Additionally, Kinross has exploration activities in the western part of the Bullfrog district as well as to the southeast of Silicon.
In the greater Bullfrog Hills Bare Mountain district, there are three types of mineral occurrences: 1) advanced argillic zones (such as Silicon) from which minor amounts of Hg were produced, 2) Carlin-like disseminated gold deposits, and 3) quartz-adularia Au, Ag veins and disseminated deposits. The Bare Mountain Carlin-like disseminated gold deposits (Mother Lode, Sterling, Secret Pass, SNA, Daisy, Reward) occur 6 to 9km south of Merlin. AngloGold Ashanti now controls all of the known Bare Mountain district gold deposits except for the Reward project which is controlled by Augusta Gold Corp.
The Bullfrog district, located 12km to the west of Silicon, is a historic quartz-carbonate-adularia vein camp controlled by Augusta Gold Corp. The North Bullfrog project, located 11km north-northeast of the historic Bullfrog camp, is being actively explored by AngloGold Ashanti.
The other nearby properties information has been verified by the Qualified Person and is not necessarily indicative of the mineralisation on the Merlin deposit.
Information from the other nearby properties is clearly distinguished as such throughout the Technical Report Summary.
21.Other relevant data and information
21.1Inclusive Mineral Resource
Given that there is no Mineral Reserve currently defined for the Merlin deposit, the inclusive Mineral Resource is equal to the exclusive Mineral Resource.
21.2Inclusive Mineral Resource by-products
Silver inclusive Mineral Resource

Merlin		Tonnes	Grade	Contained silver
at 31 December 2023	Category	million	g/t	tonnes	Moz
	Measured	—	—	—	—
	Indicated	—	—	—	—
	Measured & Indicated	—	—	—	—
	Inferred	283.88	1.67	473.24	15.22
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. All figures are expressed on an attributable basis unless otherwise indicated. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces.
1.“Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
2.The Mineral Resource tonnages and grades are reported in situ.
3.Property currently in an exploration stage.
21.3Mineral Reserve by-products
A Mineral Reserve has not been estimated for the Merlin deposit therefore this is not applicable.
21.4Inferred Mineral Resource in annual Mineral Reserve design
A Mineral Reserve has not been estimated for the Merlin deposit therefore this is not applicable.
21.5Additional relevant information
There is no additional information.

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21.6Certificate of Qualified Person
Jay Olcott certificate of competency
As the author of the report entitled Merlin deposit, Expanded Silicon project, An Initial Assessment Report, I hereby state:
1.My name is Jay Olcott. I am the Qualified Person for the Mineral Resource.
2.My job title is: Geology Manager.
3.I am a Registered Member of SME (Society for Mining Metallurgy and Exploration) with a registration number of 4173430 and have a BSc (Geology).
4.I have 21 years of relevant experience.
5.I am a 'Qualified Person' as defined in Regulation S-K 1300.
6.I am not aware of any material fact or material change with respect to the subject matter of the report that is not reflected in the report, the omission of which would make the report misleading.
7.I declare that this report appropriately reflects my view.
8.I am not independent of AngloGold Ashanti plc.
9.I have read and understood Regulation S-K 1300 for Modernisation of Property Disclosures for Mining Registrants. I am clearly satisfied that I can face my peers and demonstrate competence for the deposit.
10.I am an employee in respect of the issuer AngloGold Ashanti plc for the Merlin deposit for the 2023 Final Mineral Resource.
At the effective date of the report, to the best of my knowledge, information and belief, the report contains all scientific and technical information that is required to be disclosed to make the report not misleading.
22.Interpretation and conclusions
The Merlin Mineral Resource as of 31 December 2023 is compiled per the AngloGold Ashanti Mineral Resource and Mineral Reserve Reporting Group Standard, and following Regulation S-K 1300 requirements.
This report has been prepared for AngloGold Ashanti based on the updated Expanded Silicon project initial assessment which includes Merlin and information provided by the technical specialists and the Qualified Person. Information presented and used is according to the project stage and no significant flaws have been identified during internal peer reviews and project study steering committees.
Identified significant risks or uncertainties in the Mineral Resource estimate can all be mitigated with further work if properly managed. Given the development stage of the project, a number of risks, uncertainties, and opportunities are evident in the confidence of the known orebody and the potential for upside at Silicon, Merlin and in the surrounding area. Similarly, metallurgical characteristics and variability require further investigation. The mining rate is an area of notable opportunity. Further work is required on geotechnical modelling for pit slope recommendation improvement. Also, more work is needed on ore recovery to better define the metallurgical recoveries for crushed and ROM processing. Environmental and permitting risks are mainly associated with potential delays to project progression and, as such, permitting remains on the critical path.
23.Recommendations
The following are recommended next steps to address key technical risks, and improve and advance the Merlin Mineral Resource:
•Additional drilling to improve orebody knowledge.
•Poor sample recovery during drilling and potential impacts to Au grade estimations.
•Metallurgical characteristics and variability require further investigation.
•More work is needed on ore recovery to better define the metallurgical recoveries for milling, and crushed and ROM processing.
•Mining rate is an area of notable opportunity.
•Further work is required on geotechnical modelling for pit slope recommendation improvement.
•Environmental and permitting risks are mainly associated with potential delays to project progression and, as such, permitting remains on the critical path.
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•Advancement of a PFS towards the development of Mineral Reserve and demonstration of economic viability, in concert with the advancement of the required permitting process.
24.References
24.1References
•Aaron Tomsett, 2023, Merlin Gold Project Preliminary Gold Mineral Resource Estimate, Cube Consulting.
•AngloGold Ashanti’s Guidelines for the reporting of the Mineral Resource and Mineral Reserve, Internal document.
•AngloGold Ashanti’s Standard Mineral Resource and Mineral Reserve Reporting Group Standard, Internal document.
•Carr, M.D, Sawyer, D.A., Nimz, K., Maldonado, F., and Swadley, W.C., 1996. Digital bedrock geological map database of the Beatty 30 x 60-minuite quadrangle, Nevada and California. USGS open-file report 96-291, 41 p.
•Haines and Terbrugge, 1991, The MRMR ratings empirical design chart.
•Jared Olson, 2022, Report on Heap Leach Cyanidation Testing – C-Horst Drill Core Composites, McClelland Laboratories.
•Kappes Cassiday and Associates, 2022, Merlin Project Report of Metallurgical Test Work.
•Kappes Cassiday and Associates, 2024, Expanded Silicon Project Conceptual Study.
•Lucia M. Patterson, 2018, Nevada Bureau of Mines and Geology Special Publication L-6 State and Federal Permits Required in Nevada before mining or milling can begin, Nevada Division of Minerals.
•Wilson, S.E., Young, M.R, House, A.R., Delong, R. and Malhotra, D., 2020a, Technical Report and Preliminary Economic Assessment for Biox Mill and heap leach Processing at the Mother Lode project, Bullfrog Mining district, Nye County, Nevada, Corvus.
•Wilson, S.E., Young, M.R, House, A.R., Delong, R. and Malhotra, D., 2020b, Technical Report and Preliminary Economic Assessment for Gravity Milling and Heap Leach Processing at the North Bullfrog Project, Bullfrog Mining district, Nye County, Nevada, Corvus.
24.2Mining terms

By-products: Any potentially economic or saleable products that emanate from the core process of producing gold or copper, including silver, molybdenum and sulphuric acid.
Carbon-in-leach (CIL): Gold is leached from a slurry of ore where cyanide and carbon granules are added to the same agitated tanks. The gold loaded carbon granules are separated from the slurry and treated in an elution circuit to remove the gold.

Carbon-in-pulp (CIP): Gold is leached conventionally from a slurry of ore with cyanide in agitated tanks. The leached slurry then passes into the CIP circuit where activated carbon granules are mixed with the slurry and gold is adsorbed on to the activated carbon. The gold-loaded carbon is separated from the slurry and treated in an elution circuit to remove the gold.

Comminution: Comminution is the crushing and grinding of ore to make gold available for physical or chemical separation (see also “Milling”).
Contained gold or Contained copper: The total gold or copper content (tonnes multiplied by grade) of the material being described.
Cut-off grade: Cut-off grade is the grade (i.e., the concentration of metal or mineral in rock) that determines the destination of the material during mining. For purposes of establishing “prospects of economic extraction,” the cut-off grade is the grade that distinguishes material deemed to have no economic value (it will not be mined in underground mining or if mined in surface mining, its destination will be the waste dump) from material deemed to have economic value (its ultimate destination during mining will be a processing facility). Other terms used in similar fashion as cut-off grade include net smelter return, pay limit, and break-even stripping ratio.

Depletion: The decrease in the quantity of ore in a deposit or property resulting from extraction or production.
Development: The process of accessing an orebody through shafts and/or tunneling in underground mining operations.
Development stage property: A development stage property is a property that has Mineral Reserve disclosed, but no material extraction.
Diorite: An igneous rock formed by the solidification of molten material (magma).
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Doré: Impure alloy of gold and silver produced at a mine to be refined to a higher purity.
Economically viable: Economically viable, when used in the context of Mineral Reserve determination, means that the Qualified Person has determined, using a discounted cash flow analysis, or has otherwise analytically determined, that extraction of the Mineral Reserve is economically viable under reasonable investment and market assumptions.

Electrowinning: A process of recovering gold from solution by means of electrolytic chemical reaction into a form that can be smelted easily into gold bars.
Elution: Recovery of the gold from the activated carbon into solution before zinc precipitation or electrowinning.
Exploration results: Exploration results are data and information generated by mineral exploration programs (i.e., programs consisting of sampling, drilling, trenching, analytical testing, assaying, and other similar activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit) that are not part of a disclosure of Mineral Resource or Mineral Reserve. A registrant must not use exploration results alone to derive estimates of tonnage, grade, and production rates, or in an assessment of economic viability.

Exploration stage property: An exploration stage property is a property that has no Mineral Reserve disclosed.
Exploration target: An exploration target is a statement or estimate of the exploration potential of a mineral deposit in a defined geological setting where the statement or estimate, quoted as a range of tonnage and a range of grade (or quality), relates to mineralisation for which there has been insufficient exploration to estimate a Mineral Resource.

Feasibility study: A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project, which includes detailed assessments of all applicable modifying factors, as defined by this section, together with any other relevant operational factors, and detailed financial analyses that are necessary to demonstrate, at the time of reporting, that extraction is economically viable. The results of the study may serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. A feasibility study is more comprehensive, and with a higher degree of accuracy, than a pre-feasibility study. It must contain mining, infrastructure, and process designs completed with sufficient rigour to serve as the basis for an investment decision or to support project financing. The confidence level in the results of a feasibility study is higher than the confidence level in the results of a pre-feasibility study. Terms such as full, final, comprehensive, bankable, or definitive feasibility study are equivalent to a feasibility study.

Flotation: Concentration of gold and gold-hosting minerals into a small mass by various techniques (e.g. collectors, frothers, agitation, air-flow) that collectively enhance the buoyancy of the target minerals, relative to unwanted gangue, for recovery into an over-flowing froth phase.

Gold produced or Gold production: Refined gold in a saleable form derived from the mining process.
Grade: The quantity of ore contained within a unit weight of mineralised material generally expressed in grams per metric tonne (g/t) or ounce per short tonne for gold bearing material or Percentage copper (%Cu) for copper bearing material.

Greenschist: A schistose metamorphic rock whose green colour is due to the presence of chlorite, epidote or actinolite.
Indicated Mineral Resource: An Indicated Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an Indicated Mineral Resource is sufficient to allow a Qualified Person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an Indicated Mineral Resource has a lower level of confidence than the level of confidence of a Measured Mineral Resource, an Indicated Mineral Resource may only be converted to a Probable Mineral Reserve.

Inferred Mineral Resource: An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an Inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an Inferred Mineral Resource has the lowest level of geological confidence of all Mineral Resource, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an Inferred Mineral Resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a Mineral Reserve.

Initial assessment (also known as concept study, scoping study, conceptual study and preliminary economic assessment): An initial assessment is a preliminary technical and economic study of the economic potential of all or parts of mineralisation to support the disclosure of Mineral Resource. The initial assessment must be prepared by a Qualified Person and must include appropriate assessments of reasonably assumed technical and economic factors, together with any other relevant operational factors, that are necessary to demonstrate at the time of reporting that there are reasonable prospects for economic extraction. An initial assessment is required for disclosure of Mineral Resource but cannot be used as the basis for disclosure of Mineral Reserve.

Leaching: Dissolution of gold from crushed or milled material, including reclaimed slime, prior to adsorption on to activated carbon or direct zinc precipitation.
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Life of mine (LOM): Number of years for which an operation is planning to mine and treat ore, and is taken from the current mine plan.
Measured Mineral Resource: A Measured Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a Measured Mineral Resource is sufficient to allow a Qualified Person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a Measured Mineral Resource has a higher level of confidence than the level of confidence of either an Indicated Mineral Resource or an Inferred Mineral Resource, a Measured Mineral Resource may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

Metallurgical plant: A processing plant constructed to treat ore and extract gold or copper in the case of Quebradona (and, in some cases, valuable by-products).
Metallurgical recovery factor (MetRF): A measure of the efficiency in extracting gold, silver or copper from the ore.
Milling: A process of reducing broken ore to a size at which concentrating or leaching can be undertaken (see also “Comminution”).
Mine call factor (MCF): The ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on sampling. The ratio of contained gold delivered to the metallurgical plant divided by the estimated contained gold of ore mined based on sampling.

Mineral deposit: A mineral deposit is a concentration (or occurrence) of material of possible economic interest in or on the earth’s crust.
Mineral Reserve: A Mineral Reserve is an estimate of tonnage and grade or quality of Indicated and Measured Mineral Resource that, in the opinion of the Qualified Person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a Measured or Indicated Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted. Mineral Reserve is subdivided in order of increasing confidence into Probable Mineral Reserve and Proven Mineral Reserve. Mineral Reserve is aggregated from the Proven and Probable Mineral Reserve categories. A Measured Mineral Resource may be converted to either a Proven Mineral Reserve or a Probable Mineral Reserve depending on uncertainties associated with modifying factors that are taken into account in the conversion from Mineral Resource to Mineral Reserve. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility).

Mineral Resource: A Mineral Resource is a concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A Mineral Resource is a reasonable estimate of mineralisation, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralisation drilled or sampled. Mineral Resource is subdivided and must be so reported, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated or Measured categories. The Mineral Resource tonnages and grades are reported in situ and stockpiled material is reported as broken material.

Mining recovery factor (MRF): This factor reflects a mining efficiency factor relating to the recovery of material during the mining process and is the variance between the tonnes called for in the mining design and what the plant receives. It is expressed in both a grade and tonnage number.

Modifying Factors: Modifying factors are the factors that a Qualified Person must apply to Indicated and Measured Mineral Resource and then evaluate in order to establish the economic viability of Mineral Reserve. A Qualified Person must apply and evaluate modifying factors to convert Measured and Indicated Mineral Resource to Proven and Probable Mineral Reserve. These factors include, but are not restricted to: mining; processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; plans, negotiations, or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project.

Open pit mining: An excavation made at the surface of the ground for the purpose of extracting minerals, inorganic and organic, from their natural deposits, which excavation is open to the surface.
Ounce (oz) (troy): Used in imperial statistics. A kilogram is equal to 32.1507 ounces. A troy ounce is equal to 31.1035 grams.
Pay limit: The grade of a unit of ore at which the revenue from the recovered mineral content of the ore is equal to the sum of total cash costs, closure costs, Mineral Reserve development and stay-in-business capital. This grade is expressed as an in-situ value in grams per tonne or ounces per short ton (before dilution and mineral losses).

Precipitate: The solid product formed when a change in solution chemical conditions results in conversion of some pre-dissolved ions into solid state.
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AngloGold Ashanti Merlin deposit, Expanded Silicon project Technical Report Summary - effective date 31 December 2023
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Preliminary feasibility study (pre-feasibility study): is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a Qualified Person has determined (in the case of underground mining) a preferred mining method, or (in the case of surface mining) a pit configuration, and in all cases has determined an effective method of mineral processing and an effective plan to sell the product. A pre-feasibility study includes a financial analysis based on reasonable assumptions, based on appropriate testing, about the modifying factors and the evaluation of any other relevant factors that are sufficient for a Qualified Person to determine if all or part of the Indicated and Measured Mineral Resource may be converted to Mineral Reserve at the time of reporting. The financial analysis must have the level of detail necessary to demonstrate, at the time of reporting, that extraction is economically viable. A pre-feasibility study is less comprehensive and results in a lower confidence level than a feasibility study. A pre-feasibility study is more comprehensive and results in a higher confidence level than an initial assessment.

Probable Mineral Reserve: A Probable Mineral Reserve is the economically mineable part of an Indicated and, in some cases, a Measured Mineral Resource.
Production stage property: A production stage property is a property with material extraction of Mineral Reserve.
Productivity: An expression of labour productivity based on the ratio of ounces of gold produced per month to the total number of employees in mining operations.
Proven Mineral Reserve: A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource and can only result from conversion of a Measured Mineral Resource.
Qualified Person: A Qualified Person, in respect of the Company's material properties, is an individual who is (1) a mineral industry professional with at least five years of relevant experience in the type of mineralisation and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant; and (2) an eligible member or licensee in good standing of a recognised professional organisation at the time the technical report is prepared. Regulation S-K 1300 details further recognised professional organisations and also relevant experience.

Quartz: A hard mineral consisting of silica dioxide found widely in all rocks.
Recovered grade: The recovered mineral content per unit of ore treated.
Reef: A gold-bearing horizon, sometimes a conglomerate band, that may contain economic levels of gold. Reef can also be any significant or thick gold bearing quartz vein.
Refining: The final purification process of a metal or mineral.
Regulation S-K 1300: Subpart 1300 of Regulation S-K 1300 (17 CFR § 229.1300) which contains the SEC’s mining property disclosure requirements for mining registrants.
Rehabilitation: The process of reclaiming land disturbed by mining to allow an appropriate post-mining use. Rehabilitation standards are defined by country-specific laws, including but not limited to the US Bureau of Land Management, the US Forest Service, and the relevant Australian mining authorities, and address among other issues, ground and surface water, topsoil, final slope gradient, waste handling and re-vegetation issues.

Resource modification factor (RMF): This factor is applied when there is an historic reconciliation discrepancy in the Mineral Resource model (e.g. between the Mineral Resource model tonnage and the grade control model tonnage). It is expressed in both a grade and tonnage number.

Scats: Within the metallurgical plants, scats is a term used to describe ejected ore or other uncrushable / grinding media arising from the milling process. This, typically oversize material (ore), is ejected from the mill and stockpiled or re-crushed via a scats retreatment circuit. Retreatment of scats is aimed at fracturing the material such that it can be returned to the mills and processed as with the other ores to recover the gold locked up within this oversize material.

Seismic event: A sudden inelastic deformation within a given volume of rock that radiates detectable seismic energy.
Shaft: A vertical or sub-vertical excavation used for accessing an underground mine; for transporting personnel, equipment and supplies; for hoisting ore and waste; for ventilation and utilities; and/or as an auxiliary exit.

Smelting: A pyro-metallurgical operation in which gold precipitate from electro-winning or zinc precipitation is further separated from impurities.
Stoping: The process of excavating ore underground.
Stripping ratio: The ratio of waste tonnes to ore tonnes mined calculated as total tonnes mined less ore tonnes mined divided by ore tonnes mined.
Tailings: Finely ground rock of low residual value from which valuable minerals have been extracted.
Tonnage: Quantity of material measured in tonnes.
Tonne: Used in metric statistics. Equal to 1,000 kilograms.
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AngloGold Ashanti Merlin deposit, Expanded Silicon project Technical Report Summary - effective date 31 December 2023
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Underground mining: The extraction of rocks, minerals and industrial materials, other than coal, oil and gas, from the earth by developing entries or shafts from the surface to the seam or deposit before recovering the product by underground extraction methods.

Waste: Material that contains insufficient mineralisation for consideration for future treatment and, as such, is discarded.
Yield: The amount of valuable mineral or metal recovered from each unit mass of ore expressed as grams per metric tonne.
Zinc precipitation: Zinc precipitation is the chemical reaction using zinc dust that converts gold in solution to a solid form for smelting into unrefined gold bars.
24.3Abbreviations and acronyms

°	Degrees
%	Percentage
$	United States dollars
AGA	AngloGold Ashanti
Au	Gold
cm	Centimetre(s)
DD	Diamond drilling
g	Grams
g/t	Grams per tonne
ha	Hectare
JV	Joint venture
kg	Kilogram(s)
koz	Thousand ounces
kozpa	Thousand ounces per annum
kt	Thousand tonnes
km	Kilometre(s)
km2	Square kilometre(s)
ktpa	Kilo tonnes per annum
LUC	Localised uniform conditioning
m	Metre or million, depending on the context
m2	Square metre
m3	Cubic metre
m3/s	Cubic metre per second
mm	millimetre(s)
Moz	Million ounces
mRL	Metres relative level
Mt	Million tonnes
Mtpa	Million tonnes per annum
ppm	Parts per million
QA/QC	Quality Assurance/Quality Control
RCubed	Mineral Resource and Mineral Reserve Reporting System
RC	Reverse circulation drilling
RRLT	Mineral Resource and Mineral Reserve Leadership Team
SEC	U.S. Securities and Exchange Commission
25.Reliance on information provided by the registrant
Reliance on the information provided by the registrant includes guidance from the annual update to the Guidelines for Reporting. This guideline is set out to ensure the reporting of Mineral Resource and
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AngloGold Ashanti Merlin deposit, Expanded Silicon project Technical Report Summary - effective date 31 December 2023
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Mineral Reserve is consistently undertaken in a manner in accordance with AngloGold Ashanti’s business expectations and is also in compliance with internationally accepted codes of practice adopted by AngloGold Ashanti.
Included in this guideline are the price assumptions supplied by the registrant which include long-range commodity price and exchange rate forecasts. These are reviewed annually and are prepared in-house using a range of techniques including historic price averages. AngloGold Ashanti selects a conservative Mineral Reserve price relative to its peers. This is done to fit into the strategy to include a margin in the mine planning process. The resultant plan is then valued at a higher business planning price.
Gold price
The following local prices of gold were used as a basis for estimation in the declaration as of 31 December 2023, unless otherwise stated:

	Local prices of gold(1)
	Gold price(1)	Australia	Brazil	Argentina	Colombia
	$/oz	AUD/oz(2)	BRL/oz(3)	ARS/oz(4)	COP/oz(5)
2023 Mineral Resource	1,750	2,447	9,309	612,500	8,422,242
2022 Mineral Resource	1,750	2,416	9,401	253,500	6,076,725
Notes:
(1) Considered over the period 2013 to 2023
(2) AUD is Australian dollars
(3) BRL is Brazilian real
(4) ARS is Argentine peso
(5) COP is Colombian peso
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